STUDENT TRANSPORTATION INC.

2012 ANNUAL REPORT


SCHOOL BUS

Founded in 1997, Student Transportation Inc. is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit **www.rideSTBus.com**.

2012 HIGHLIGHTS



REVENUE (millions of US$)
400
350
300
250
200
150
100
50
0
205.2
227.9
267.2
305.3
369.0
2008
2009
2010
2011
STI
2012



EBITDA* (millions of US$)
80
70
60
50
40
30
20
10
0
40.1
44.7
56.2
58.9
70.1
2008
2009
2010
2011
STI
2012

*Net income or (loss) for the fiscal years ended June 30, 2008, 2009, 2010, 2011 and 2012 amounted to ($0.0M), ($6.8M) $2.7M, $1.5M, and $2.3M, respectively. Student Transportation Inc. (the "Company") reported under Canadian GAAP for fiscal years 2008, 2009 and 2010 and US GAAP for fiscal years 2011 and 2012. Management has used EBITDA as a useful measure for tracking performance. EBITDA is a non-GAAP measure and is not an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. A reconciliation of net income or loss to EBITDA is included in the Company's fiscal year-end press releases, which can be found at www.sedar.com or at the Company's website www.rideSTBus.com.

STOCK PERFORMANCE



800
700
600
500
8
7
6
5
TSX: STB
S&P/TSX SmallCap Index (^TX20)
7/11
8/11
9/11
10/11
11/11
12/11
1/12
2/12
3/12
4/12
5/12
6/12
7/12

TABLE OF CONTENTS

Message from the Chairman & CEO	2
The Right Direction	6
Going the Extra Mile for Customers	8
People First	10
A Culture of Caring	12
Corporate Governance	14
Management Discussion & Analysis	19
Management's Responsibility for Financial Reporting	55
Auditor's Report	56
Financial Statement and Notes	57
Corporate Directory	IBC


STOP
STUDENT TRANSPORTATION INC.

OPERATING REGIONS

WEST
California, Washington
Regional Office: Goleta, CA

MIDWEST
Wisconsin
Regional Office: Waukesha, WI

CENTRAL
Pennsylvania, Illinois, Minnesota
Regional Office: Carnegie, PA

NORTHEAST
New York, Connecticut, Vermont, Rhode Island, New Hampshire, Maine
Regional Office: Acton, MA

ATLANTIC
New Jersey
Regional Office: Wall, NJ

SOUTHEAST
Florida, South Carolina, Texas
Regional Office: Charleston, SC

ONTARIO, CANADA
Guelph, Breslau, Bradford, London, Sudbury
Regional Office: Barrie, ON





A MESSAGE FROM THE CHAIRMAN & CEO

In fiscal 2012, we remained focused on our business while moving in promising new directions that expand our reach into new markets, create new streams of revenue and harness new technology. Our business is similar to many of our competitors, but our business model is unique. It's based on a set of simple, fundamental principles:

- **We transport students to and from school safely and on time.**
- **We treat our employees with respect and we operate like a family business.**
- **We listen to customers, address issues immediately and allow them to concentrate on education.**
- **We invest in our schools and take seriously our shared responsibility to make smart use of taxpayer dollars.**
- **We invest in our communities with countless hours of caring community service and environmentally-friendly vehicles and operations.**
- **And we serve our shareholders by carefully managing our business to deliver consistent and attractive returns on their investments.**

"We have the most experienced management in the industry and we are diligent in how we run our business."

Our family of hometown companies has grown this year to almost 9,500 full and part-time employees who work together, train together and volunteer together. We look after each other. This year we will safely transport nearly 700,000 students each school day. We do this by working together as a family.

DILIGENCE, TRANSPARENCY & SOLID PERFORMANCE This is what investors, customers, employees and communities expect from us, and it's what we delivered in fiscal 2012, our eighth year as a public company. We have the most experienced management in the industry and we are diligent in how we run our business. We have transparency in our financial reporting and public filings, and are proud of our solid eight-year track record as a public company.

We grew revenues again this year by 20 percent; EBITDA also increased 19 percent over the same period. Thanks to the long-term contracted foundation of our business, our margins also topped 19 percent, which is consistently on the higher end of our historical margins.

CONSISTENT & SUSTAINABLE YIELD We continued our highly successful dividend program in fiscal 2012, which currently yields over 8 percent annually. We have delivered dividends every month since our 2004 IPO on the Toronto Stock Exchange (TSX). On September 6, 2011, we dual-listed STB on the NASDAQ Global Select Market and became the only school bus transportation company to trade on a U.S. stock exchange. Our dual listing has given us increased liquidity and access to a larger pool of investors, but also increased volatility, which is not unexpected. Despite greater exposure to market fluctuations, our largest shareholders, and many new U.S. investors, continue to demonstrate confidence in our business model. They responded enthusiastically to our March 2012 common share offering, which sold out

in approximately 48 minutes and generated gross proceeds of C$75 million used to repay debt and reload for growth. It was our first equity offering since June 2009 and increased our current market capitalization to over $500 million.

OUR A-B-C-D GROWTH STRATEGY Since the beginning, ours has never been a "grow at any cost" strategy, but a strategy focused on smart, measured and profitable growth. Some critics ask, "Why do you grow?" Our simple answer is because we are in a rare industry that can. Our Acquisition, Bid-in, Conversion (or outsource) and now "Direct to Consumer" approach targets selected markets, which leverages our assets and achieves backroom synergies across our North American footprint. That leverage will begin to show in our results in the near future as we take advantage of regionalized assets under management in a decentralized corporate environment. Our regional teams are the best in the business. They know that this business is all about people. They also know where to go to find new business and, more importantly, where not to go. As we develop and grow each region, we achieve strategic synergies that allow us to service more customers while retaining our existing business.

We took a new direction this past year and expanded our footprint with two large strategic acquisitions that added Texas, Washington and Wisconsin to our service map. We also increased regional density in New Jersey, California and Ontario, Canada. In all, we added 17 locations, over 1,500 vehicles and annualized revenues of nearly $68 million in fiscal 2012.

SAFETY, SERVICE & SAVINGS WIN BIDS We picked up significant new business through competitive bids this past year as our reputation for service, safety and savings continued to spread throughout North America. These are good, long-term contracts with quality customers; many contain 100 percent customer-paid fuel or fuel mitigation clauses, as well as annual price increases. These customers placed their trust in us; in many of these new bid wins we were not the lowest cost provider but qualified as the "best cost" provider. I also am pleased to say that in fiscal 2012, 100 percent of our base contracts were secured for additional multi-year terms.

Our local drivers, mechanics and operating staffs play a pivotal role in branding who we are, and I am so proud of the work they do each day transporting thousands of students to school, safely and on time. They are an extremely dedicated group.

STATE & LOCAL BUDGETS CREATE UNPRECEDENTED OPPORTUNITIES
The first step to improving our educational system is the first step on the bus. With $18 billion of the $24 billion school transportation industry still in the hands of school districts and states, our regional operators and business development teams continue to invite school districts to cost-compare and convert those public-run systems to our unique brand of Student Transportation. Today, more than ever, school districts need capital – to invest in teachers, technology, facilities and programs. We have access to capital markets plus a stellar credit rating and have proven time and again that we can raise capital to purchase and invest in new bus fleets. School districts and states, which operate their own fleets, struggle to keep up with the cost of maintaining school vehicles and hold on to older buses long past their efficient lives. In South Carolina, for example, where the Boeing Corporation recently began production of the world's most technologically advanced aircraft, the 787 Dreamliner, students are transported to school on the oldest school buses in the U.S. This is going to change and we have been the catalyst to make that change.

INVESTMENT HIGHLIGHTS*

$0.56
ANNUAL DIVIDEND PAID PER SHARE

20%
2012 YOY REVENUE INCREASE

19%
2012 YOY EBITDA INCREASE

$24B
SIZE OF NORTH AMERICAN SCHOOL BUS INDUSTRY

$515M
MARKET CAPITALIZATION

8.2%
YIELD

47
ACQUISITIONS SINCE 1997

As of 6/30/12



Three generations of school bus managers were represented when CEO Denis Gallagher visited the Jordan Transportation bus terminal with founders Mark and Arthur Jordan in Butler, NJ.

WE ARE PART OF THE EMPLOYMENT SOLUTION In addition to putting safer, more fuel-efficient equipment on our roads, conversion of public school bus fleets will create needed manufacturing jobs in places like Tulsa, Oklahoma; South Hutchinson, Kansas; High Point, North Carolina; and Fort Valley, Georgia, where school bus manufacturers like Navistar's IC Bus, Collins Bus, Thomas Built Buses and Blue Bird assemble the safest, most technologically-advanced and environmentally-friendly vehicles on earth. But privatization creates more than manufacturing jobs. When we begin operations in an area, we hire the local school district's current drivers, mechanics and managers; we buy fuel, tires, parts and office supplies from local vendors; and we support other local business in our communities. We also pay real estate tax, property tax, sales tax, motor fuel tax and income taxes that benefit local community and state coffers.

Working together with school districts, we can create new jobs, save existing jobs from budget cuts, lower costs and improve the quality of service and safety, all while protecting the environment in our communities. Our business development team continues to focus on the Southeastern U.S., in states like North and South Carolina, Georgia and Florida. They are excited about the pro-business climate in Texas, where the opportunities to build regional density through conversions are particularly attractive.

BEGINNING DIRECT-TO-CONSUMER SERVICES Launched in 2011 as a small pilot program to meet the needs of magnet school parents in Duval County, Florida, we completed the first full year of our SchoolWheels Direct program in June. This direct-to-consumer business provides an additional revenue stream in new markets and a way to redeploy equipment in existing markets. As school districts that operate their own fleets reduce some transportation, more and more parents will be looking for a safe, reliable and affordable way to get their kids to school, and we'll be there to meet those needs.

Direct parent-pay services also open the door to technology-based services that we can offer on a subscription basis to parents, creating another new revenue stream of monthly fees. These new, non-asset intensive services include our newly designed SafeStop™, a revolutionary security feature that allows parents in the SchoolWheels Direct transportation system to know exactly where their child's bus is via any computer or mobile device. SafeStop email or text notifications alert parents in advance when the bus is approaching their stop, what time their children arrive at school and when they are dropped off in the afternoon. Waiting outside in the cold, heat, rain or snow, and wondering if your children are safely at school or at home will become a thing of the past. Our local operations teams and parents are very excited about it. We intend to promote and expand this service, which will improve our returns.

PEOPLE FIRST Our operations, service and profitability are only as good as the people who work here – this includes our drivers, monitors, dispatchers, mechanics, terminal managers and executives. We work for each other. There is no smarter, more experienced team in this business and I'm proud to call them my colleagues and friends. I continue to be impressed with how our management team has grown and developed and how we have successfully integrated so many new operations over the past few years. Every year I challenge them to work smarter and work harder; and every year they rise to that challenge. Their charge for the coming year is to find new ways to manage assets and control energy costs, and to use our equipment better, longer and more efficiently. We will begin the conversion to alternate fuels like liquefied petroleum gas (LPG) and compressed natural gas (CNG). We will continue to develop new revenue ideas like SafeStop and other exciting new technologies that will turn the yellow school bus into an extension of the classroom.

THE EXCITING ROAD AHEAD Looking ahead, we're going to take a new direction – one that is built on the many roads we have travelled, the lessons we have learned and the trust we have built. We currently are reviewing our dividend growth policy. While we would prefer to "grow into our yield," we recognize that due to the long-term contracted nature of our business, a consistent lower payout ratio may warrant a review of the current policy. When we reach a share price yield of 5 – 6 percent or a consistent lower payout ratio in the 70 percent range, I will ask our Board to consider increasing the dividend accordingly. While retail and institutional shareholders value the sustainability of our dividends over the past eight years, they also like growth in those dividends. The targets mentioned are attainable in the near future with the plans we have in place.

We have a great business. Our customers, our employees and our shareholders know it and want to be part of it. We'll continue to invest in our people, our fleet, our customers and our communities, keep an eye on costs and look for the right opportunities to continue our profitable growth. After all, "Kids gotta go to school!"



REMEMBERING BERNADETTE KILIAN

The Student Transportation Inc. employee family lost a dedicated colleague and beloved friend when Bernadette Kilian, Accounts Payable Manager in Wall, NJ, passed away in March 2012. An aspiring bookkeeper, Bernadette began working with Chairman and CEO Denis Gallagher and his family at Coast Cities Bus in 1972 and over the years played many roles. Described as one of the most humble and classiest associates one could ever ask for, she worked hard every day for more than 40 years. She never waivered in her dedication to her job and her coworkers, and was honored with awards and a standing ovation at a companywide meeting in 2009. She was a living testament to the family culture Student Transportation Inc. was founded upon and we miss her dearly.


Greetings from
TEXAS
USA 34

GREETINGS FROM TEXAS

Nowhere are the opportunities for expansion greater than in Texas, a right-to-work state where GoldStar Transit, the newest member of the STI family of companies, serves seven school districts from Dallas-Fort Worth south to Austin. GoldStar's stellar reputation and central location make it an attractive platform for growth through conversions of government-run transportation systems. Hard economic times have taken a toll on school district budgets throughout Texas and many are looking for creative ways to cut non-instructional costs. With only 1,700 of the 40,000 yellow school buses in the state currently run by private contractors, the opportunities for STI to offer school districts state-of-the-art vehicles, more efficient operations and savings are tremendous. GoldStar's management team and employees are among the best in the business and Texas customers appreciate the positive difference they make in the education of the children they transport.

THE RIGHT DIRECTION

WESTWARD EXPANSION WITH A PROVEN BUSINESS MODEL

Built on a foundation of outstanding customer service, long-term contracts, disciplined growth and a prudent capital structure, STI is a company built to last. We continued to prove that in fiscal 2012, as our experienced management team remained selective in its approach to growth.

SUPERIOR GROWTH WITH HIGH MARGINS

- Focusing on operations that create synergy and new platforms for continued expansion, strategic acquisitions allowed us to set up shop in three new states this year – Texas, Washington and Wisconsin – and expand regional density in New Jersey, California and Ontario, Canada.
- Government-owned school bus fleets continued to age in 2012 as budget shortfalls forced school districts and states to defer badly needed replacement of many 15- to 20-year-old vehicles. STI has only begun to tap the potential of this $18 billion conversion market as we continue to offer capital for new equipment and lower costs with more efficient operations.

SMART LEVERAGE

- Debt was cheap in 2012 and we successfully rolled-over $35 million of senior secured notes for an additional five-year term, lowering our fixed coupon rate to 4.25 from 5.94 percent and reducing annualized interest expense of approximately $593,000.
- Leasing was once again a great financing tool with rates in the 2.8 to 5 percent range. Thirteen percent of the STI fleet is now leased with buy back options at 20 – 30 percent residuals.
- We won nine bids for new market share contracts from Ontario, Canada to Pennsylvania, and school district referrals were at an all-time high.



Charleston, SC


COLLINS
STOP
LAKEWOOD, NJ

Lakewood, NJ



We serve our shareholders by carefully managing our business to deliver consistent and attractive returns on their investments.

Bastrop, TX

We invest in our schools and take seriously our shared responsibility to make smart use of taxpayer dollars.


Thomas
BUILT BUSES
3641

Butler, NJ

GOING THE EXTRA MILE FOR CUSTOMERS

OUR SHARED RESPONSIBILITY FOR EDUCATION

The Student Transportation family worked harder and smarter in fiscal 2012, investing millions of dollars in new vehicles and technology, and spreading best practices across our operations to improve service, enhance safety and help customers cut costs. Customers repaid us with their loyalty as contract renewals reached an all-time high of 100 percent in 2012 – 95 percent since the company's inception.

SAVINGS

- One year after Connecticut's Regional School District 17 chose to outsource its school bus service to STA, the district achieved a budget surplus that allowed it to assign operational savings and nearly $300,000 from the sale of its bus fleet to reduce local taxes and increase its investment in education.
- In Minnesota, STA's $3 million investment in 18 liquefied petroleum gas-powered school vehicles resulted in a new long-term service contract and fuel savings of more than $67,000 that the school district put back into its budget for education.

INVESTMENT

- Among the new contracts STI was awarded for the 2012-2013 school year was a five-year contract with the Wilton School District, which includes a fleet of 35 new school buses. Equipped with both seat belts and lap-shoulder belts, the new fleet makes the district the first in the State of Connecticut to offer lap-shoulder belts. All existing drivers have been rehired and the district will achieve savings over its previous contractor.
- Acquired as part of the company's purchase of Petermann properties in Washington, STI welcomed Cascade Student Transportation to the family in May. The integration began immediately and included the infusion of millions of dollars to pave and remodel the terminal, upgrade fuel tanks, install a new radio system and purchase 24 new vehicles to serve the Battle Ground School District.

Safe STOP™

TECHNOLOGY

- This year, STI introduced SafeStop™, a revolutionary new security feature that allows parents to monitor their child's bus every day along its route through their computer or mobile device. Email and text notifications can pinpoint where the bus is on its route, signal when it is approaching their child's school or stop, and alert them to unexpected changes in the route. For a few dollars a month, parents receive their own secure, private URL link set up to monitor only their child's registered bus. Offered in conjunction with our SchoolWheels Direct service in Florida, SafeStop will be introduced in other states in 2013.
- The Student Transportation University (STU) training team introduced new technology to old-school education with web-based distance learning modules that allow employees from drivers to senior managers to learn in their own way, on their own schedules. Responses from across the company are overwhelmingly positive. New courses on anti-bullying, leadership and safety now reside online where more than 5,000 employees turned in 2012 to keep their minds and skills sharp.



Middletown, NY


NYSDOT
BUS SAFETY
INSPECTOR

Middletown, NY

TRAINING

- The Student Transportation University (STU) team developed two new modules on bullying awareness and prevention. The program rolled out in conjunction with the national "Stomp Out Bullying" campaign. Thousands of employees donned blue shirts and planned local activities to celebrate the World Day of Bullying Prevention on October 3, 2011.
- Led by members of the Safety Council, the OSHA Training Program was rolled out across the U.S., with a similar program rollout in Canada. Training also focused on new efficiency measures this year, including fleet and facility optimization and productivity improvements.
- Driver training and accident protocols paid off for a busload of students on a charter basketball trip when an STA bus was hit by a tractor-trailer in Rochester, NH in March. Skilled maneuvering and quick thinking helped Driver Richard "Skipper" Tremblay keep the bus under control and prevent serious injuries to players and coaches.

STU UNIVERSITY

PEOPLE FIRST

A CARING AND COMPASSIONATE EMPLOYEE FAMILY

Members of the STI family of employees are aware of the important role they play in children's lives. Drivers and school bus safety monitors set the stage for learning from the time children step on the bus in the morning to their ride home in the afternoon.

SAFE PASSAGE

- Doing everything possible to ensure the safety and well-being of drivers and passengers is part of STI's unique safety culture. Last year, the Safety Council expanded our North American safety program, adding extensive driver training courses and completing the installation of crossing arms on every bus to eliminate blind spots, whether a state or province required them or not.
- Expert driving skills in local School Bus Road-eos earned spots in the prestigious 42nd Annual School Bus Driver International Safety Competition for seven STA drivers from California, New Hampshire and New Jersey.

RECOGNITION

- Twenty-five drivers from STA's family of local companies were honored for their safe driving records at this year's New Hampshire School Transportation Association bus driver recognition event.
- The selfless military service of STI employees and family members was highlighted in May during National Military Appreciation Month, with special recognition activities for those who have served in the armed forces or are currently on active duty.
- Managers, coworkers and school administrators applauded STA and STC employees at terminals throughout North America during the company's 2nd Annual Employee Appreciation Week in April. From bouquets to BBQ's employees were recognized for their important role in the education process.



Middletown, NJ


STOP

Bastrop, TX

We transport students to and from school safely and on time. We treat our employees with respect and we operate like a family business.


205
FREIGHTLINER

Middletown, NY

We invest in our communities with countless hours of caring community service and environmentally-friendly vehicles and operations.


SCHOOL BUS

Employee Appreciation Week, Middletown, NY

A CULTURE OF CARING

RESPECT AND SUPPORT FOR COMMUNITIES AND EACH OTHER

STI family members respect and support our customers, the communities in which we operate and each other. Our terminals are like community centers where coworkers come together in good times and in times of need. They gather to pray for sick coworkers, collect school supplies for needy students, and to walk or run as teams to support local charities. 2012 was another year highlighted by employee service to communities throughout North America.

NO ONE FIGHTS ALONE

- Supporting coworkers and students touched by cancer were important efforts at STI terminals throughout North America this year. In Markham, IL employees sold Avon Products to benefit the Susan G. Komen for the Cure Foundation.
- In Carnegie, PA, Riverside, CA, and Chariho, RI company employees rallied around coworkers who battled cancer. From bone marrow registration drives to spaghetti dinner fundraisers, STI family members proved time and again that no one has to fight alone.

HEALTHY COMMUNITIES

- In Naugatuck, CT, employees participated in their 12th annual "Stuff a Bus" food drive, collecting more than $5,000 in food and cash donations for the local Ecumenical Food Bank.
- STI strives to improve the environment by putting new vehicles powered by alternative fuels on the road. More than 500 CNG and LPG vehicles now serve school children in California and Minnesota, and our fleet of 1,600 bio-fueled school buses remains the largest in Canada.
- Inspired by a popular television show, Evanston, IL Terminal Manager Edward Cazares introduced a Healthy Eating & Exercise Club for employees. Ten employees signed up to participate in a weight loss contest and a prize was awarded to the employee who shed the most pounds.

STEPPING UP FOR STUDENTS

- Williamsport, PA Bus Driver Vivian Pena felt compelled to help when two of her young passengers were diagnosed with cancer. Vivian obtained school permission to put on a fund-raising play that combined school bus safety and the holidays. Thanks to the support of her coworkers, the Williamsport team raised more than $1,000 to help the children's families.
- Helping deserving young passengers offset the cost of college continued to be the focus of the STA and STC Education Foundations in 2012. STAEF awarded 44 scholarships in Pennsylvania and South Carolina. In Canada, team fundraisers resulted in scholarships to 10 STC family members. Scholarship recipients intend to pursue a wide range of studies including Law Enforcement, Medicine, Business and Animation.



Wood River Junction, RI



Bastrop, TX


ECOLE CENTRALE

(left-right) Victor Wells, Irving Gerstein, David Scopelliti, Denis Gallagher, Grace Palombo, Robert Byrne (Board Secretary), Kenneth Needler, George Rossi

CORPORATE GOVERNANCE

Student Transportation's Board of Directors is dedicated to the highest standards of corporate governance. Our Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision making.

The Board understands that earning the trust of investors comes from demonstrated honesty and transparency. As such, the Board is fully committed to a comprehensive corporate governance strategy that promotes the Company's long-term well-being and sustainability for the benefit of the shareholders.

The corporate governance policies and practices are substantially compliant with National Policy 58–201, the guidelines of the Canadian Securities Administrators. The Board has monitored ongoing developments in the area of corporate governance best practices and is committed to proactively reviewing and updating all policies and practices to stay ahead of regulatory demands and investor expectations.

Student Transportation's Board consists of seven directors, of whom six are independent of management. The Board follows a mandate that clearly defines its roles and responsibilities in overseeing the Company's strategy, management team, financial reporting and governance.

POLICIES

The Board has adopted several policies that reflect best practices in governance and disclosure.

- **Board Mandate** – Defines the role and responsibilities of the Board of Directors to supervise the management of the business of Student Transportation with the highest standards of ethical conduct and in the best interests of the shareholders.
- **Disclosure Policy** – Ensures the Company adheres to best practices in disclosing and disseminating material information. This obligation reflects the basic principle of securities regulation that all persons investing in securities should have equal access to information that may affect their investment decisions.

- **Code of Conduct** – Sets out the ethical principles guiding all directors, officers and employees of Student Transportation. Obeying the law, both in letter and in spirit, is the foundation on which STI ethical standards are built and is critical to our reputation and continued success.
- **Insider Trading Policy** – Strictly limits trading by management, the Board and other STI employees.
- **"Whistleblower" Policy** – To promote integrity and to deter wrongdoing; spells out confidential complaint or concerns reporting procedure regarding illegal or unethical behaviour.

All policies, along with the committee charters, are available on Student Transportation's website at **www.rideSTBus.com**.

COMMITTEES

AUDIT COMMITTEE

Student Transportation's Audit Committee is responsible for: the oversight and supervision of accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of the financial statements. The independent auditors of Student Transportation report directly to the Audit Committee. The Committee is also responsible for directing the auditors' examination of specific areas and for recommending to the Board of Directors the selection of independent auditors.

The Audit Committee met five times during fiscal 2012. Each member of the Audit Committee is independent of management and is "financially literate" and a financial expert within the meaning of Multilateral Instrument 52-110 – Audit Committees, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and NASDAQ Rule 5605 (a)(2), which each prescribe certain requirements for audit committees.

Members: Irving R. Gerstein, George Rossi (Chair), David Scopelliti, Victor Wells

COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE ("CNCG")

The CNCG Committee is responsible for: establishing procedures for the identification and recommendation of nominees to the Board of Directors, ongoing assessment of the Board of Directors, its committees and its members, developing and implementing orientation procedures for new directors, advising on and overseeing compensation, and developing and monitoring the Company's approach to governance issues.

The CNCG Committee met six times during fiscal 2012. Each member of the CNCG Committee is independent of management.

Members: Irving R. Gerstein (Chair), Kenneth B. Needler, Grace Palombo, David Scopelliti

DIRECTORS

DENIS J. GALLAGHER

Chairman of the Board and Chief Executive Officer

Denis J. Gallagher, Founder, Chairman and CEO of Student Transportation Inc. (STI), has over 35 years of experience in the passenger transportation industry. He directs the strategic operations of the company's 9,500 employees and over 9,000 vehicles while leading and developing its investor activities through capital raises and debt financing. Mr. Gallagher is a proven senior executive who has spent his entire career in transportation and has extensive capital markets experience as an entrepreneur. He formed STI in 1997, making him the third generation in his family to found and head a passenger transportation company. Prior to that, he was Regional Vice President and then Senior Vice President of Operations for Laidlaw Passenger Services Group, with responsibility for over 200 locations in the U.S. As a member of Laidlaw's senior executive team, he played a key role in the company's expansion into new markets, along with the consolidation and integration of many acquisitions. Mr. Gallagher began his career at Coast Cities School Buses Inc., founded in 1922 by his grandfather and father, which later, as President and CEO, he grew to the largest privately held school bus company in New Jersey. A 1976 graduate of Monmouth University, Mr. Gallagher earned a B.S. in Business Administration. He is a past member of the University's Board of Trustees and was the recipient of the University's Distinguished Alumni Award. He served as a member of the Board of Directors of Canada Cartage Diversified Fund, a dedicated trucking and logistics company listed on the TSX, until that company was acquired in 2007. Mr. Gallagher is involved in numerous industry and community activities and currently lives in Charleston, SC.

IRVING R. GERSTEIN

Lead Director, CNCG Chair

The Honorable Irving R. Gerstein has been a director of the Company since 2004. Senator Gerstein is a Member of the Order of Canada, a Member of the Order of Ontario and was appointed to the Senate of Canada in December 2008. He is a retired executive and is currently a director of Medical Facilities Corporation and Atlantic Power Corporation and previously served as a director of other public issuers, including Economic Investment Trust Limited, CTV Inc., Traders Group Limited, Guaranty Trust Company of Canada, Confederation Life Insurance Company and Scott's Hospitality Inc., and as an officer and director of Peoples Jewellers Limited. Senator Gerstein is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of twenty-five years, and is currently a member of its Research Committee. Senator Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce).

JEAN-PIERRE FARANDOU

Board Advisor

A former Board member, Mr. Farandou now is an advisor to the STI Board. Mr. Farandou was the designated board nominee of SNCF Participations (SNCF-P) S.A. Mr. Farandou is an engineer and an executive of Société Nationale des Chemins de fer Francais ("SNCF"), the French National Railroad, and an affiliate of SNCF-P. He was project manager for the launch of High-Speed Train (TGV) service between Paris and Lille in 1993. Mr. Farandou later created the legal entity of Thalys International and managed its high-speed service between Paris, Brussels, Amsterdam and Cologne from 1993 to 1998. He later joined SNCF in Lyon where he headed the largest regional train network in France, operating 1,000 trains and 400 buses serving 100,000 passengers. Mr. Farandou later became the head of KEOLIS Lyon, a large regional supplier of bus, subway and tram transportation. Since 2006, he has served as director of SNCF's Public Transport Division. Mr. Farandou also serves on the Board of Directors of KEOLIS and EFFIA, a French transportation-related services company.

KENNETH B. NEEDLER

Mr. Needler, former President and Chief Operating Officer of STA Holdings, began his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and Chief Operating Officer of the Company in July 1999, and served as such until June 30, 2005, after being appointed to the STA Holdings' Board of Directors in 1998. Between 1972 and 1990, Mr. Needler served in a number of management capacities at Laidlaw, Inc. including Division Manager (from 1974 to 1976), Regional Vice President (from 1976 to 1980) and President of the Canadian school bus operations (from 1980 to 1984). In 1984, he was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. Mr. Needler has served on various bus association boards in both the motorcoach and school bus industries. He has also served as a director on his local hospital board as well as on the board of a Mutual Insurance Company located in Ontario.

GRACE M. PALOMBO

Ms. Palombo is Senior Vice President of Human Resources, Canadian Banking, Auto Finance and Credit Cards, TD Bank Group. Prior to TD Bank Group, she served as the Senior Vice President, Corporate Human Resources of CanWest Global Communications Corporation. Ms. Palombo also worked with Boards of Directors and HR Committees for the CanWest businesses. Her expertise is in general executive management, which includes corporate reorganizations, restructuring and acquisition integration. Prior to joining CanWest in April 2004, Ms. Palombo held various executive positions in the areas of Human Resources, Legal and Corporate Services with Husky Injection Molding Systems, Canada Life Financial Services, Westcoast Energy/Union Gas and Bombardier Aerospace, and served as General Counsel and Corporate Secretary at Union Gas. She also practiced law in Toronto, in the areas of Employment, Labour Relations and Corporate Law. Ms. Palombo holds a LLB from Osgoode Hall Law School in Toronto and a B.A. in Psychology from York University. She serves as a director on the Board of Directors of Enercare Inc., the Osgoode Hall Law School Alumni Association and the Norshield Investors Advisory Group (NIAG). She previously served as a director on the Board of the Canadian College of Naturopathic Medicine for six years and was a member of the Audit Committee, the Administrative Affairs Committee and the Board Development Committee. She is a member of the Institute of Corporate Directors, Conference Board of Canada,

Council of National Human Resource Executives, the Law Society of Upper Canada, The Canadian Bar Association, the Women's Law Association and the Women's Executive Network.

GEORGE ROSSI
Audit Committee Chair

Mr. Rossi is a consultant and corporate director. He serves on the boards of several public and private entities, including Dolan Media, a NYSE-listed leading provider of business information and business services to the legal, finance and real estate sectors in the United States, and Technosport Inc., a Canadian clothing distributor. He also serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002 to 2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company. Between 1983 and 2000, he was Vice-President and Chief Financial Officer of Radiomutuel Inc., a publicly traded media company. Before 1983, Mr. Rossi was an audit manager with Ernst & Young. A commerce graduate of Concordia University, Mr. Rossi is a chartered accountant.

DAVID SCOPELLITI

Mr. Scopelliti is a Principal of GarMark Partners, a private investment firm in Stamford, Connecticut. He is also a Director of Nudo Products, Inc. and Athena Wellness Brands LLC. Mr. Scopelliti has over 20 years of experience as a principal investor in the private equity and debt markets. Prior to joining GarMark, he was a Managing Director at PCG Asset Management, advising pension fund clients on alternative investments. Prior to that he was head of Private Equity for the State of Connecticut Pension Plan and Vice Chairman of the Institutional Limited Partners Association (ILPA). Previously, he was a Principal of USBX Advisory Services focusing on the security industry. Prior to that, he was the Managing Director with CIBC World Markets in New York, focusing on mezzanine and private equity transactions. Previous to that, Mr. Scopelliti was the head of ING's New York Merchant Banking Group, focusing on mezzanine and private equity capital in support of buyouts and growth financing. Mr. Scopelliti also served Heller Financial as a Portfolio Manager for the Leveraged Finance Group. He started his career at the Morgan Guaranty Trust Company on a special projects team. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York and has previously held NASD Series 7, 63 & 24 securities licences.

VICTOR WELLS

Mr. Wells was appointed a director of Unique Broadband Systems Inc. on July 12, 2012. He formerly served as Director and Chair of the Audit Committee of GT Canada Medical Properties Inc. (2010 – 2012), MagIndustries Corp (2006 – 2011) and Northstar Healthcare Corp. (2007 – 2010). He was also formerly a member of the Audit Committee of TriNorth Capital Inc. (2009 – 2010) as well as a Trustee and Chair of the Audit Committee of Canada Cartage Diversified Income Fund, until that company was acquired in 2007. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001 Mr. Wells was Vice President, Finance and CFO of Tahera Diamond Corporation, a diamond mining company listed on the TSX. Mr. Wells is a member of Financial Executives International and a past Chapter President and Director. Mr. Wells is Chairman of the Canadian Financial Executives Research Foundation and was formerly the Chairman of the Committee on Corporate Reporting and was a member of the Accounting Standards Board from 1991 to 1995. Mr. Wells obtained his Chartered Accountant designation with Ernst & Young in Toronto, and was elected a Fellow of the Institute of Chartered Accountants of British Columbia in 1990 and a Fellow of the Ontario Institute of Chartered Accountants in 2006. Mr. Wells obtained his Institute of Corporate Directors designation in 2007.


STB
08


Middletown, NY

STI DRIVERS MAKE THE GRADE

STI drivers must pass a rigorous series of on and off-road driving tests and extensive background checks before they ever get behind the wheel of an STI school vehicle. State and provincial requirements vary, but the following is a general outline of what it takes to transport the company's precious cargo.

- Obtain a Commercial Drivers License (CDL) with the appropriate endorsements
- Be at least 21 years of age with three years of driving experience
- Pass a DOT physical exam
- Submit fingerprints; pass government criminal background checks
- Pass DOT pre-employment drug screening; pass ongoing random drug & alcohol tests
- Pass a Motor Vehicle Record review
- Free from causing any preventable accident for past three years
- No more than two moving violations in past three years
- Never have been convicted of a DUI offense
- Complete a minimum of 35 hours classroom and behind-the-wheel training with a qualified trainer
- Pass behind-the-wheel exam

In many cases, STI requirements go well beyond government regulations. Many of these requirements must be renewed every one to four years. In addition, STI's qualified safety personnel conduct a biennial review of each driver, which includes a ride-along and full written evaluation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2012. These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.'s financial statements are prepared in accordance with United States generally accepted accounting principals ("US GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Result of Operations is effective September 25, 2012. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is available on SEDAR at www.sedar.com.

All references to "$" are to U.S. dollars and all references to "Cdn $" are to Canadian dollars. All references to the Company are to either Student Transportation Inc. ("STI" or the "Company"), or to STI and its subsidiaries, as the context requires.

General

Student Transportation Inc. is a corporation established under the laws of the Province of Ontario. STI, together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STI, the "Issuer"), initially issued income participating securities ("IPSs") pursuant to the Issuer's initial public offering in December 2004 (the "IPS Offering"). Each IPS consisted of one common share of STI and Cdn. $3.847 principal amount of 14% subordinated notes of STA ULC. On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan ("EIP"). STI currently holds a 99.0% interest in STA Holdings as at June 30, 2012 through its ownership of the Class A shares of STA Holdings. The Company also owns 100% of the outstanding shares of Parkview Transit Inc. ("Parkview Transit"). STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the "SEC") and a listing application with the NASDAQ-OMX, both in connection with the Company's initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company's listing application and on September 2, 2011 the SEC formally declared effective the Company's Form 40-F registration statement. As such, the Company became a "Foreign Private Issuer" under applicable US federal securities laws. On September 6, 2011, the Company's common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company's common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the "7.5% Convertible Debentures") due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters' over-allotment option to purchase an

additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters' over-allotment option was exercised for total gross proceeds of $6.4 million.

On June 21, 2010, STI closed its offering of 6.75% convertible debentures (the "6.75% Convertible Debentures") due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million).

On June 7, 2011, the Company issued 6.25% convertible subordinated unsecured debentures (the "6.25% Convertible Debentures") due June 30, 2018 at a price of US $1,000 per debenture, for total gross proceeds of $60 million.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures, and the 6.25% Convertible Debentures are collectively referred to as the "Convertible Debentures". The net proceeds from the sale of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity, to fund the redemption of the outstanding 14% subordinated notes of STA ULC, and for general corporate purposes.

Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the "7.5% Convertible Debenture Conversion Price") which is equivalent to 194.1748 common shares for each $1,000 principal amount of 7.5% Convertible Debentures, a conversion price of Cdn $7.25 per common share (the "6.75% Convertible Debenture Conversion Price") which is equivalent to 137.9310 common shares for each $1,000 principal amount of 6.75% Convertible Debentures, and at a conversion price of US $9.50 per common share (the "6.25% Convertible Debenture Conversion Price") which is equivalent to 105.2632 common shares for each US $1,000 principal amount of 6.25% Convertible Debentures.

The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012. The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price. The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common

shares for each Cdn $1,000 principal amount of the 7.5% and 6.75% Convertible Debentures, and US $1,000 principal amount of the 6.25% Convertible Debenture. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company's obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company established a dividend reinvestment plan (the "Plan") in May 2009 to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 1,313,455 common shares during the year ended June 30, 2012 having an approximate value of $8.2 million.

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two shares available for issuance under the EIP by 1,446,291. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP subsequent to March 5, 2010. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS's. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Pursuant to the liquidity provisions of the EIP, all Class B Series Two Common Shares historically granted, that remain outstanding are available to be "put" back to the company, while the holders of Class B Series Three common shares will have an option to "put" up to one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations.

During the twelve months ended June 30, 2012, a total of 96,719 Class B Series Two shares were "put" back to the Company, having a fair value of $1.0 million. The total number of Class B Series Two common shares outstanding as at June 30, 2012 was 136,591. The fair value of the Class B Series Two common shares outstanding at June 30, 2012 represents a liability of $1.4 million which is recorded in other current liabilities.

STA Holdings granted 485,814 Class B Series Three common shares during the fiscal year ended June 30, 2011. These share grants were fully vested on the grant date. The Company recognized $2.5 million in non-cash stock based compensation expense related to these grants during the fiscal year ended June 30, 2011 based on the estimated fair value of these shares on the grant date. In connection with these grants, 97,295 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the year ended June 30, 2011.

During the twelve months ended June 30, 2012, STA Holdings granted 625,970 Class B Series Three common shares pursuant to the EIP. The Company recognized $3.6 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2012. In connection with these grants, 166,850 shares were withheld at the election of the participants to satisfy income tax withholdings on the grants for the twelve months ended June 30, 2012. In addition, pursuant to the liquidity provision of the EIP plan, 80,543 Class B Series Three common shares were "put" back to the Company having a fair value of $0.5 million. The total number of Class B Series Three common shares outstanding as at June 30, 2012 was 917,111. The fair value of the Class B Series Three common shares outstanding at June 30, 2012 represents a liability of $6.1 million, of which $2.8 million is recorded in other current liabilities.

During the twelve months ended June 30, 2011, certain holders of the 7.5% Convertible Debentures exercised their conversion rights and converted Cdn $25.7 million of convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share.

During the twelve months ended June 30, 2012 , the Company issued 656,297 common shares having an approximate value of Cdn $3.4 million in connection with conversions of the Company's 7.5% Convertible Debentures.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million), (the "2012 Bought Deal"). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company's senior credit facility.

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million). The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company's senior credit facility.

Results of Operations *(in 000's of US$, except per share data)*

	Three Months Ended June 30		Twelve Months Ended June 30	
	2012	**2011**	**2012**	**2011**
Revenues	$ 103,438	$ 89,872	$ 368,986	$ 305,285
Costs and expenses				
Cost of operations	73,608	63,949	271,226	222,593
General and administrative	9,968	8,343	38,455	31,414
Non-cash stock compensation	—	—	3,619	2,548
Acquisition expense	65	—	886	792
Depreciation and depletion expense	11,584	10,366	37,149	31,932
Amortization expense	732	852	3,437	3,351
Total operating expenses	95,957	83,510	354,772	292,630
Income from operations	7,481	6,362	14,214	12,655
Interest expense	3,499	3,853	15,327	14,375
Foreign currency loss (gain)	181	(3,467)	(929)	(4,632)
Unrealized loss on foreign currency exchange contracts	285	3,802	1,779	516
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	1,167	(580)	3,001	(580)
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(881)	—	972	—
Gain on bargain purchase of businesses acquired	(6,925)	—	(6,925)	—
Other (income) expense, net	(363)	(412)	827	955
Income before income taxes	10,518	3,166	162	2,021
Income tax expense (benefit)	1,307	1,166	(2,092)	502
Net income	$ 9,211	$ 2,000	$ 2,254	$ 1,519
Basic net income per common share	$ 0.12	$ 0.03	$ 0.03	$ 0.03
Diluted net income per common share	$ 0.11	$ 0.03	$ 0.03	$ 0.03

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond with the vehicles' usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility and through operating lease financings.

Managed and Leased Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, the Company has financed a portion of its replacement school vehicles starting in fiscal year 2007 through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains

ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 13% and 4%, respectively, of the Company's fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

During July, August and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the upcoming 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the "Canadex Acquisition") of all of the outstanding stock of Canadex Resources Limited ("Canadex"). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex's wholly owned subsidiary, Canadex Resources Inc. ("CRI"). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. Approximately 70% of these wells produce natural gas. CRI's co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company's proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit, which is a direct subsidiary of the Company.

The Company's oil and gas revenues, on an annual basis, are approximately one percent of consolidated Company revenues.

Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011

The Company's core business is school bus transportation. As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one percent of the Company's revenue on an annual basis.

The consolidated results for the fourth quarter of fiscal year 2012 include $0.9 million in oil and gas revenue, $0.5 million in related cost of operations and $0.1 million in depletion expense. The consolidated results for the fourth quarter of fiscal year 2011 include $1.9 million in oil and gas revenue, $0.7 million in related cost of operations and $0.4 million in depletion expense.

The remaining discussion of the Company's operating results through "Income from Operations" is related to the Company's core school bus transportation segment. Discussion of items below "Income from Operations" reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fourth quarter of fiscal year 2012 were $102.5 million compared to $88.0 million for the fourth quarter of fiscal year 2011, representing an increase of $14.5 million, or 16.5%. Revenue for the fourth quarter of fiscal year 2012 was negatively impacted by approximately $0.9 million related to the change in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal 2011 to the fourth quarter of fiscal 2012 in connection with the translation of the Company's Canadian operations into US dollars. The Company closed three acquisitions (two of which were tuck-ins to existing terminal operations) in the first quarter of fiscal year 2012, three acquisitions in the second quarter of fiscal year 2012, one acquisition in the fourth quarter of fiscal year 2012 and started operations on nine new bid contracts (six of which were tuck-ins). The Company closed four acquisitions during fiscal year 2011 (in February 2011, January 2011, December 2010 and July 2010). In addition, the Company did not renew two contracts (one being a tuck-in) for the 2012 fiscal year.

The acquisitions completed during fiscal year 2012, and the new bid-in contracts for the 2012 fiscal year accounted for $13.4 million in new business growth in the fourth quarter of fiscal year 2012, which was partially offset by a $0.4 million revenue reduction resulting from the contracts not included in the results for the fourth quarter of fiscal year 2012. The remaining $2.4 million increase in revenues resulted primarily from both contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for school bus transportation for the fourth quarter of fiscal year 2012 was $73.2 million as compared to $63.3 million for the fourth quarter of fiscal year 2011, representing an increase of $9.9 million or 15.6%. The acquisitions completed during the fiscal year 2012, and the net new bid-in contracts for the 2012 fiscal year accounted for $8.8 million of the total increase in cost of operations, which was partially offset by a $0.2 million reduction resulting from the contracts not included in the results for the fourth quarter of fiscal year 2012. The remaining $1.3 million increase in cost of operations, net of new business and contracts not renewed for the fourth quarter of fiscal year 2012, resulted primarily from increased salaries and wages, operating expenses, and fuel costs, offset by lower fringe benefits and insurance expense. Salaries and wages, net of new business and contracts not renewed for fiscal year 2012, increased $1.0 million due primarily to higher drivers' and maintenance wages. As a percentage of revenue, drivers' wages remained unchanged at 33.6% in both the fourth quarter of fiscal year 2012 and 2011. Also, maintenance wages increased to 3.9% in the fourth quarter of fiscal year 2012 from 3.7% in the fourth quarter of fiscal year 2011. Operating expenses, net of new business and contracts not renewed for fiscal year 2012, increased $1.0 million primarily due to an additional year of vehicle leasing costs. Fuel costs for the fourth quarter of fiscal year 2012, net of new business and contracts not renewed for the fiscal year 2012, increased $0.9 million compared to the fourth quarter of fiscal year 2011 due primarily to market increases in fuel prices. As a percentage of revenue, same terminal fuel increased to 8.9% for the fourth quarter of fiscal year 2012 compared to 8.0% for the fourth quarter of fiscal year 2011. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for the 2012 and 2011 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. The fixed price under the contracts for the 20% exposure for fiscal year 2012 is approximately 30% higher than the fixed price for fiscal year 2011 due to increases in market prices of fuel between the annual lock-in dates for each year. Fringe benefits, net of new business and contracts not renewed for fiscal year 2012, decreased $0.9 million primarily due to the favorable claims development in workers compensation insurance and decreased as a percentage of revenue to 8.2% in the fourth quarter of fiscal year 2012 compared to 9.3% in the fourth quarter of fiscal year 2011. Insurance expense, net of new business and contracts not renewed for fiscal year 2012, decreased $1.0 million due primarily to favorable developments in prior year claim accruals and decreased as a percentage of revenue to 2.4% in the fourth quarter of fiscal year 2012 from 3.6% in the fourth quarter of fiscal year 2011.

General and Administrative Expense: General and administrative expense for school bus transportation for the fourth quarter of fiscal year 2012 was $9.9 million compared to $8.3 million for the fourth quarter of fiscal year 2011, an increase of $1.6 million or 19.3%. As a percentage of revenue, total general and administrative expense increased to 9.7% for the fourth quarter of fiscal year 2012 from 9.5% for the fourth quarter of fiscal year 2011. The acquisitions completed during the fiscal year 2012, and the new bid-in contracts for the 2012 fiscal year accounted for $0.8 million of the total increase in general and administrative expense. The remaining $0.8 million increase in general and administrative expense resulted primarily from an increase in professional, accounting and consulting fees associated with the Company's listing on the NASDAQ and the conversion to US GAAP, and increased administrative compensation in the fourth quarter of fiscal year 2012 compared to the fourth quarter of fiscal year 2011.

Acquisition Expense: Acquisition expense for school bus transportation for the fourth quarter of fiscal year 2012 was $0.1 million. There were no acquisition expenses in the fourth quarter of fiscal year 2011. Acquisition expenses are related to transaction costs associated with the Company's acquisitions and are expensed as incurred.

Non-Cash Stock Compensation: There were no issuance of Class B shares pursuant to the EIP during the fourth quarter of fiscal year 2012 and 2011.

Depreciation Expense: Depreciation expense for school bus transportation for the fourth quarter of fiscal year 2012 was $11.4 million compared to $9.9 million for the fourth quarter of fiscal year 2011, an increase of $1.5 million. The increase was completely related to the vehicles associated with the acquisitions closed in fiscal years 2012 and the new bid contracts for fiscal year 2012. As a percentage of revenue, depreciation expense decreased to 11.2% for the fourth quarter of fiscal year 2012 from 11.3% for the fourth quarter of fiscal year 2011.

Amortization Expense: Amortization expense for school bus transportation for the fourth quarter of fiscal year 2012 was $0.7 million compared to $0.9 million in the fourth quarter of fiscal year 2011, a decrease of $0.2 million. As a percentage of revenue, amortization expense decreased to 0.7% for the fourth quarter of fiscal year 2012 compared to 1.0% for the fourth quarter of fiscal year 2011.

Income from Operations: Income from operations for school bus transportation was $7.2 million for the fourth quarter of fiscal year 2012 compared to $5.6 million for the fourth quarter of fiscal year 2011. The increase in income from operations of $1.6 million resulted from the operating line items discussed above, and reflects a negative impact of $0.2 million in exchange rates between the Canadian dollar and the US dollar from the fourth quarter of fiscal 2011 to the fourth quarter of fiscal 2012 in connection with the translation of the Company's Canadian operations for the fourth quarter of fiscal 2012 into US dollars.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2012 was $3.5 million compared to $3.9 million for the fourth quarter of fiscal year 2011. The decrease in interest expense of $0.4 million results from a decrease in the amortization of deferred financing costs of $0.4 million for the fourth quarter of fiscal year 2012, compared to the fourth quarter of fiscal year 2011.

Foreign Currency Loss (Gain): Foreign currency loss for the fourth quarter of fiscal year 2012 totaled $0.2 million compared to foreign currency gain of $3.5 million for the fourth quarter of fiscal year 2011. The increase in the foreign currency loss of $3.7 million results primarily from the gains realized upon the liquidation of the foreign currency contracts in May 2011.

Unrealized Loss on Foreign Currency Exchange Contracts: Unrealized loss on foreign currency exchange contracts was $0.3 million for the fourth quarter of fiscal year 2012 compared to an unrealized loss of $3.8 million for the fourth quarter of fiscal year 2011. The decrease in unrealized loss of $3.5 million primarily reflects the fair value adjustment of the foreign currency exchange contracts that were liquidated in May 2011.

Unrealized Re-measurement Loss (Gain) on 6.25% Convertible Debentures: Unrealized re-measurement loss on 6.25% Convertible Debentures was $1.2 million for the fourth quarter of fiscal year 2012 compared to the re-measurement gain of $0.6 million in the fourth quarter of fiscal 2011. The increase in re-measurement loss of $1.8 million reflects the non-cash foreign currency re-measurement loss related to STI's issuance of US dollar denominated 6.25% Convertible Debentures resulting from the change in exchange rates during the fourth quarter of fiscal year 2012 compared to the fourth quarter of fiscal year 2011. STI's functional currency is the Canadian dollar. The 6.25% Convertible Debentures are denominated in US dollars. As the functional currency of STI is the Canadian dollar, gains or losses on re-measurement of the 6.25% Convertible Debentures (denominated in US dollars) are considered transaction gains and losses and are included in the consolidated statements of operations.

Non-cash Gain on 6.25% Convertible Debentures Conversion Feature: Non-cash gain on 6.25% Convertible Debentures Conversion Feature was $0.9 million for the fourth quarter of fiscal year 2012, and was related to the change in fair value of the embedded conversion feature derivative associated with STI's issuance of the US dollar denominated 6.25% Convertible Debentures. The conversion feature on STI's 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired : The gain on the bargain purchase in the fourth quarter of fiscal year 2012 was $6.9 million, resulting from the acquisition of certain assets and contracts in Texas and Washington from National Express Corporation, as discussed below under the heading "Liquidity and Capital Resources – Acquisitions".

Other Income, net: Other income totaled $0.4 million for both the fourth quarter of fiscal year 2012 and 2011.

Income before Income Taxes: Income before income taxes was $10.5 million for the fourth quarter of fiscal year 2012 compared to income before income taxes of $3.2 million for the fourth quarter of fiscal year 2011. This increase in income of $7.3 million resulted primarily from the increase in income from operations of $1.6 million from the school bus transportation segment, the increase in gain on bargain purchase of acquired assets of $6.9 million, the decrease in loss on foreign currency exchange contracts of $3.5 million, the increase in non-cash loss on the 6.25% Convertible Debentures Conversion Feature of $0.9 million, and the decrease in interest expense of $0.4 million, offset by the increase in the foreign currency loss of $3.7 million, the unrealized re-measurement loss on the 6.25% Convertible Debentures of $1.8 million and the decrease in operating income from the oil and gas segment of $0.5 million.

Net Income: Net income for the Company for the fourth quarter of fiscal year 2012 totaled $9.2 million, which included a provision for income taxes of $1.3 million. Net income for the fourth quarter of fiscal year 2011 amounted to $2.0 million, which included a provision for income taxes of $1.2 million. The effective tax rates for the fourth quarter of fiscal year 2012 and the fourth quarter of fiscal year 2011 were 12.4% and 36.8%, respectively. The decrease in the effective tax rate for the fourth quarter of fiscal year 2012 compared to the fourth quarter of fiscal year 2011 was primarily due to the gain on the bargain purchase of assets acquired and the mix of the statutory Canadian and U.S. tax rates, the apportionment of the Company's income/loss before income taxes resulting from the operations in each country, and a decrease in the Canadian tax rate. Basic net income per common share was $0.12 for the fourth quarter of fiscal year 2012 compared to $0.03 for the fourth quarter of fiscal year 2011. Diluted net income per common share was $0.11 for the fourth quarter of fiscal year 2012 compared to $0.03 for the fourth quarter of fiscal year 2011.

Twelve Months Ended June 30, 2012 Compared to Twelve Months Ended June 30, 2011

The Company's core business is school bus transportation. As a result of the Canadex acquisition in January 2008, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one percent of the Company's revenue on an annual basis.

The consolidated results for the fiscal year 2012 include $5.1 million in oil and gas revenue, $2.4 million in related cost of operations, $0.1 million in general and administrative expense and $1.0 million in depletion expense. The consolidated results for the fiscal year 2011 include $5.9 million in oil and gas revenue, $2.2 million in related cost of operations, $0.1 million in general and administrative expense and $1.3 million in depletion expense. The decrease in revenue for the oil and gas portfolio of $0.8 million for the fiscal year 2012 compared to the fiscal year 2011, is due primarily to a decrease in oil and gas commodity prices.

The remaining discussion of the Company's operating results through "Income from Operations" is related to the Company's core school bus transportation segment. Discussion of items below "Income from Operations" reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fiscal year 2012 were $363.9 million compared to $299.3 million for the fiscal year 2011, representing an increase of $64.6 million, or 21.5%. Revenue for the fiscal year 2012 was negatively impacted by approximately $1.0 million related to the change in exchange rates between the Canadian dollar and the US dollar from the fiscal 2011 to the fiscal 2012 in connection with the translation of the Company's Canadian operations into US dollars. The Company closed seven acquisitions in the fiscal year 2012 (two of which were tuck-ins to existing terminal operations) , and started operations on nine new bid contracts (six of which were tuck-ins). The Company closed four acquisitions in the fiscal year 2011 (in February 2011, January 2011, December 2010 and July 2010). In addition, the Company did not renew two contracts (one being a tuck-in) for the 2012 fiscal year.

The acquisitions completed during the fiscal year 2011, and the acquisitions and bid-in contracts for the 2012 fiscal year accounted for $51.7 million in new business growth in the fiscal year 2012, which was partially offset by a $1.3 million revenue reduction resulting from the contracts not included in the results for the fiscal year 2012. The remaining $15.2 million increase in revenues resulted primarily from both contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for school bus transportation for the fiscal year 2012 was $268.8 million compared to $220.4 million for the fiscal year 2011, an increase of $48.4 million or 22.0%. The acquisitions completed during the fiscal year 2011 and the fiscal year 2012, and the net new bid and conversion contracts for fiscal year 2012 accounted for $33.9 million of the total increase in the Company's cost of operations, which was partially offset by a $0.9 million reduction resulting from the contracts not included in the results for the fiscal year 2012. The remaining $15.4 million increase in cost of operations, net of new business and contracts not renewed for the fiscal year 2012, resulted primarily from increased salaries and wages, operating expenses, maintenance costs, and fuel, partially offset by lower fringe benefits and insurance expense. Salaries and wages, net of new business and contracts not renewed for the fiscal year 2012, increased $8.0 million, due primarily to higher drivers' and maintenance wages. As a percentage of revenue, driver's wages increased to 34.1% in the fiscal year 2012 from 33.7% in the fiscal year 2011. Also, maintenance wages increased to 4.2% in the fiscal year 2012 from 4.1% in the fiscal year 2011. Operating expenses, net of new business and contracts not renewed for the fiscal year 2012, increased $3.5 million, primarily due to an additional year of vehicle leasing costs. As a percentage of revenue, operating expenses increased to 5.1% in the fiscal year 2012 from 4.2% in the fiscal year 2011. Maintenance expenses, net of new business and contracts not renewed for the fiscal year 2012, increased $0.8 million primarily due to higher parts expense. As a percentage of revenue, maintenance expenses remained unchanged at 4.8% in

both fiscal year 2012 and 2011. Cost of fuel for the fiscal year 2012, net of new business and contracts not renewed for the fiscal year 2012, increased $5.2 million, primarily due to the market increases in fuel prices. As a percentage of revenue, same-terminal fuel increased to 9.2% for the fiscal year 2012 compared to 7.9% for the fiscal year 2011. The Company currently has fuel mitigation features in approximately 60% of its contracts reflecting some form of protection against fuel price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for the 2012 and 2011 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. The fixed price under the contracts for the 20% exposure for fiscal year 2012 is approximately 30% higher than the fixed price for fiscal year 2011 due to increases in market prices of fuel between the annual lock-in dates for each year. Insurance costs, net of new business and contracts not renewed for the fiscal year 2012, decreased $0.9 million primarily due to favorable developments in prior years claims accruals and decreased as a percentage of revenue to 3.1% in fiscal year 2012 from 3.6% in fiscal year 2011. Fringe benefits, net of new business and contracts not renewed for the fiscal year 2012, decreased $1.2 million due primarily to certain favorable developments in prior year workers compensation claim accruals and decreased as a percentage of revenue to 8.9% in the fiscal year 2012 from 9.7% in the fiscal year 2011.

General and Administrative Expense: General and administrative expense for school bus transportation for the fiscal year 2012 was $38.3 million compared to $31.3 million for the fiscal year 2011, an increase of $7.0 million or 22.4%. As a percentage of revenues, total general and administrative expense remained unchanged at 10.5% for the fiscal year 2012 and for the fiscal year 2011. The $7.0 million increase in general and administrative expense reflects $3.4 million of expense associated with the net new business for the fiscal year 2012 and includes increases in administrative wages and professional fees associated with the Company's listing on the NASDAQ and the conversion to US GAAP.

Acquisition Expense: Acquisition expense for school bus transportation for the fiscal year 2012 was $0.9 million compared to $0.8 million for the fiscal year 2011. Acquisition expenses are related to transaction costs associated with the Company's acquisitions and are expensed as incurred.

Non-Cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the fiscal year 2012 was $3.6 million. The non-cash compensation expense was related to the issuance of 625,970 Class B Series Three shares of STA Holdings in the fiscal year 2012. Non-cash stock compensation expense for the fiscal year 2011 was $2.5 million. The non-cash compensation expense was related to the issuance of 485,814 Class B Series Two shares of STA Holdings in the fiscal year 2011.

Depreciation Expense: Depreciation expense for school bus transportation for the fiscal year 2012 was $36.1 million, compared to $30.7 million for the fiscal year 2011, an increase of $5.4 million. The increase was completely related to the vehicles associated with the acquisitions closed in fiscal years 2012 and 2011 and the net new bid contracts for fiscal year 2012. As a percentage of revenues, depreciation expense decreased to 9.9% for the fiscal year 2012 from 10.2% for the fiscal year 2011.

Amortization Expense: Amortization expense for school bus transportation for the fiscal year 2012 was $3.4 million compared to $3.3 million for the fiscal year 2011, an increase of $0.1 million. As a percentage of revenues, amortization expense decreased to 0.9% for the fiscal year 2012 from 1.1% for the fiscal year 2011.

Income from Operations: Income from operations for school bus transportation was $12.7 million for the fiscal year 2012 compared to income from operations of $10.3 million for the fiscal year 2011. The increase in income of $2.4 million results primarily from the operating line items discussed above and reflects a negative impact of $0.4 million due to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fiscal year 2011 to the fiscal year 2012 in connection with the translation of the Company's Canadian operations into U.S. dollars.

Interest Expense: Interest expense for the fiscal year 2012 was $15.3 million compared to $14.4 million for the fiscal year 2011, an increase of $0.9 million. An increase in higher average debt balances for the fiscal year 2012, compared to the fiscal year 2011, resulted in an increase in interest expense of $2.1 million, which was partially offset by a decrease in amortization of deferred financing costs of $1.2 million for the fiscal year 2012 compared to fiscal year 2011.

Foreign Currency Gain: Foreign currency gain for the fiscal year 2012 totaled $0.9 million compared to foreign currency gain of $4.6 million for the fiscal year 2011. The decrease of $3.7 million is primarily related to the gain realized on the liquidation of the Company's foreign currency exchange contracts which occurred in May 2011.

Unrealized Loss on Foreign Currency Exchange Contracts: Unrealized loss on foreign currency exchange contracts was $1.8 million for the fiscal year 2012 compared to an unrealized loss of $0.5 million for the fiscal year 2011. The increase in unrealized loss of $1.3 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the US dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the fiscal year 2012 compared to the fiscal year 2011.

Unrealized Re-measurement Loss (Gain) on 6.25% Convertible Debentures: Unrealized re-measurement loss on 6.25% Convertible Debentures was $3.0 million for the fiscal year 2012 compared to an unrealized gain of $0.6 million for the fiscal year 2011. The $3.6 million increase in the unrealized loss reflects the non-cash foreign currency re-measurement loss related to STI's issuance of US dollar denominated 6.25% Convertible Debentures resulting from the change in exchange rates during the fiscal year 2012 as compared to fiscal year 2011. STI's functional currency is the Canadian dollar. The 6.25% Convertible Debentures are denominated in US dollars. As the functional currency of STI is the Canadian dollar, gains or losses on re-measurement of the 6.25% Convertible Debentures (denominated in US dollars) are considered transaction gains and losses and are included in the consolidated statements of operations.

Non-cash Loss on 6.25% Convertible Debentures Conversion Feature: Non-cash loss on 6.25% Convertible Debentures Conversion Feature was $1.0 million for the fiscal year 2012 and was related to the change in the fair value of the embedded conversion feature derivative associate with STI's issuance of the US dollar denominated 6.25% Convertible Debentures. The conversion feature on STI's 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired: The gain on the bargain purchase in the fourth quarter of fiscal year 2012 was $6.9 million, resulting from the acquisition of certain assets and contracts in Texas and Washington from National Express Corporation, as discussed below under the heading "Liquidity and Capital Resources – Acquisitions".

Other Expense, net: Other expense totaled $0.8 million for the fiscal year 2012 compared to other expense of $0.9 million for the fiscal year 2011. The decrease in other expense of $0.1 million includes $0.4 million for the adjustment of the value of the contingent consideration associated with the Leuschen acquisition, partially offset by a decrease in Class B share expense.

Income before Income Taxes: Income before income taxes was $0.2 million for the fiscal year 2012 compared to income before income taxes of $2.0 million for the fiscal year 2011. The decrease in income of $1.8 million resulted primarily from the increase in the unrealized loss on the foreign currency exchange contracts of $1.3 million, the non-cash loss on 6.25% Convertible Debentures conversion feature of $1.0 million, the increase in

unrealized re-measurement loss on the 6.25% Convertible Debentures of $3.6 million, the decrease in the realized foreign currency gain of $3.7 million, the decrease in income from operations from the oil and gas segment of $0.7 million, and the increase in interest expense of $0.9 million, partially offset by the gain on the bargain purchase of acquired assets of $6.9 million, the decrease in other expenses of $0.1 million and the increase in income from operations from the school bus transportation segment of $2.4 million.

Net Income: Net income for the Company for the fiscal year 2012 amounted to $2.3 million, which includes a recovery of income taxes of $2.1 million. Net income for the fiscal year 2011 amounted to $1.5 million, and includes a provision for income taxes of $0.5 million. Considering the tax effect of the bargain purchase gain on acquired assets, the effective tax rates for the fiscal year 2012 and the fiscal year 2011 were 30.9% and 24.8%, respectively. The increase in the effective tax rate for the fiscal year 2012 compared to the fiscal year 2011 was primarily due to the mix of the statutory Canadian and U.S. tax rates, and the apportionment of the Company's income/loss before income taxes resulting from the operations in each country, a decrease in the Canadian tax rate. Basic and diluted net income per common share were $0.03 for the fiscal year 2012 compared to basic and diluted income of $0.03 for the fiscal year 2011.

Liquidity and Capital Resources

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company's credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the "Third Amended and Restated Credit Agreement"). The existing agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the credit agreement (3.25% at June 30, 2012), plus the applicable margin, which ranges from 1.00% to 1.75%, depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the credit agreement, plus the applicable margin, which ranges from 2.25% to 3.00%, depending on STA Holdings' senior leverage ratio on the pricing date. The Company did not have any Eurodollar Loan borrowings at June 30, 2012.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes for a five year term. The rollover of the Senior Secured Notes now reflects a fixed coupon of 4.246% and a maturity of November 10, 2016. In December 2006, the Company initially issued senior secured notes (the "Senior Secured Notes") under a note purchase agreement (the "Note Purchase Agreement") with two Canadian insurance companies. The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank *pari passu* with borrowings under the Third Amended and Restated Credit Agreement, and matured on December 14, 2011.

Borrowings under the Third Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries and by Parkview. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

During the fiscal years ended June 30, 2010 and 2011, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash, all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading "General".

During the fiscal year 2011, certain holders of the Company's 7.5% Convertible Debentures converted Cdn $25.7 million of the convertible debentures into 4,985,420 shares of common stock at a conversion price of Cdn $5.15 per common share. During the fiscal year 2012, the Company issued 656,297 common shares having an approximate value of Cdn $3.4 million in connection with additional conversions of the Company's 7.5% Convertible Debentures.

Acquisitions

On July 15, 2010, the Company acquired Leuschen Bros. Limited, ("Leuschen") a school bus operator based in Sudbury, Ontario, for approximately Cdn $19.6 million.

On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the "Konner Acquisition"), located in Pinebrook, New Jersey for approximately $3.6 million.

On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively "Ridge Road"), all based in Lockport, New York. The aggregate purchase price of this acquisition was approximately $23.3 million.

On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the "Ocean State Acquisition"), located in Middletown, Rhode Island. The aggregate purchase price of this acquisition was $10.7 million.

On October 7, 2011 the Company acquired School Transportation Services LLC ("STS"), located in Passaic County, New Jersey for approximately $4.5 million, consisting of $4.1 million in cash and $0.4 million in deferred payments.

On November 15, 2011, the Company closed its acquisition of all of the outstanding common stock of Dairyland Buses, Inc, Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively "Dairyland"), located in Waukesha, Wisconsin. Earnings of the acquired company are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million.

On May 24, 2012, the Company closed its acquisition of certain assets and contracts in both Texas and Washington from National Express Corporation ("NEX"). Earnings from the businesses acquired are included in the Company's results of operations from the acquisition date. The aggregate purchase price for these assets was approximately $6.6 million. The purchase price was lower than the fair value of the businesses acquired . NEX was required to dispose of these businesses by the U.S. Department of Justice in order to complete the acquisition of another competitor. Therefore the Company has recognized a gain of approximately $6.9 million, which is included in the consolidated statement of operations.

The Company also closed four additional acquisitions during the fiscal year ended June 30, 2012. On July 13, 2011, the Company acquired certain assets of Schumacher Bus Lines, located in Shumacher, Ontario, Canada. On August 4, 2011, the Company acquired certain assets and contracts of S&K Transportation Inc, located in Listowel, Ontario, Canada. On August 26, 2011, the Company purchased all the outstanding stock of A&B Bus, Co. located in California. On December 20, 2011, the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey, LLC, located in Toms River, New Jersey. The aggregate purchase price of these acquisitions was $3.8 million. The purchase price of these acquisitions consisted of $3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares and debt securities.

During the fiscal year 2012, net cash provided by operations totaled $34.9 million, which reflects a $7.1 million use of cash for net working capital. The Company's investing activities for the fiscal year 2012 resulted in a use of cash of $108.6 million. Included in these investing activities were (i) $61.0 million in funding for the seven acquisitions which closed in the fiscal year 2012, (ii) capital expenditures related to the new bid contracts for fiscal year 2012 of $40.5 million (which includes $1.2 million in the oil & gas investments in new wells), (iii) $8.1 million in net capital expenditures related to replacement capital spending, and (iv) $1.0 million in proceeds from sale of equipment. The Company's financing activities for the fiscal year 2012 represented a source of cash of $74.5 million. Included in these financing activities were (i) $202.5 million in credit agreement borrowings and $175.2 million in credit agreement repayments, (ii) $79.6 million in proceeds from the 2012 Bought Deal offering of common shares (iii) $28.5 million in dividend payments made during the fiscal year 2012, (iv) $1.5 million in payments to repurchase Class B Series Two and Three common shares, (v) $0.6 million in payments to repurchase common stock, (vi) $0.8 million in deferred financing costs and (vii) $1.0 million in repayments on seller and other debt.

At June 30, 2012, debt outstanding under the Third Amended and Restated Credit Agreement and Senior Secured Notes totaled $50.0 million and $35.0 million, respectively. The Company had approximately $90.0 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Third Amended and Restated Credit Agreement (excluding the remaining $100.0 million in additional commitments the Company may request under the Third Amended and Restated Credit Agreement). In addition, at June 30, 2012, outstanding debt included approximately $130.4 million in Convertible Debentures and $0.6 million in promissory notes due to former owners of businesses acquired by the Company. The Note Purchase Agreement has a five year term with a maturity date of November 10, 2016. The 7.5% Convertible Debentures and 6.75% Convertible Debentures both have 5-year terms, are denominated in Canadian dollars, and are due and payable on October 31, 2014 and June 30, 2015, respectively, and are callable by the Company beginning in November 2012 and July 2013, respectively. The 6.25% Convertible Debentures have a 7-year term, are denominated in US dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014. The promissory notes due to former owners of businesses acquired by the Company have various due dates in the 2012 and 2013 fiscal years.

The Company expects to be able to renew or refinance its various loan facilities as they become due at then current market rates (See "Forward-Looking Statements").

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

In July, August and September 2012, the Company entered in additional leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

The Company operates a fleet of approximately 9,000 vehicles as at June 30, 2012 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 60% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, for the fiscal years 2011 and 2012, the Company entered into separate fixed price contracts with fuel suppliers each year to further mitigate against price increases on an additional 20% of its fuel exposure in each year. The fixed price under the contracts for the 20% exposure for fiscal year 2012 is approximately 30% higher than the fixed price for fiscal year 2011 due to increases in market prices of fuel between the annual lock-in dates for each year.

Segment Information

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company's investments as a non-operator in oil and gas interests in the United States.

	For the three months ended June 30, 2012			For the twelve months ended June 30, 2012		
	Transportation	**Oil and Gas**	**Total**	**Transportation**	**Oil and Gas**	**Total**
Revenue	$ 102,548	$ 890	$ 103,438	$ 363,865	$ 5,121	$ 368,986
Operating income	$ 7,405	$ 76	$ 7,481	$ 12,888	$ 1,326	$ 14,214
Unallocated (income) expenses			(3,037)			14,052
Income tax expense (benefit)			1,307			(2,092)
Net income			$ 9,211			$ 2,254

	For the three months ended June 30, 2011			For the twelve months ended June 30, 2011		
	Transportation	**Oil and Gas**	**Total**	**Transportation**	**Oil and Gas**	**Total**
Revenue	$ 87,982	$ 1,890	$ 89,872	$ 299,327	$ 5,958	$ 305,285
Operating income	$ 5,774	$ 588	$ 6,362	$ 10,495	$ 2,160	$ 12,655
Unallocated expenses			3,196			10,634
Income tax expense			1,166			502
Net income			$ 2,000			$ 1,519

	As at June 30, 2012	As at June 30, 2011
Total Assets		
Transportation	513,083	420,837
Oil and Gas	8,717	9,265
	$ 521,800	$ 430,102

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of June 30, 2012 and the related payment by period due.

Maturities of long-term debt are as follows (in 000's):

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Due to Former Owners	Total
Year ending June 30,					
2013	$ —	$ —	$ —	$ 575	$ 575
2014	—	—	—	—	—
2015	—	71,393	—	—	71,393
2016	49,995	—	—	—	49,995
2017	—	—	35,000	—	35,000
thereafter	—	59,029	—	—	59,029
	$ 49,995	$ 130,422	$ 35,000	$ 575	$ 215,992

The following table represents future minimum rental payments and operating lease payments under non cancelable operating leases as at June 30, 2012 (in 000's):

	Operating Leases	Vehicle Leases	Total
Year ending June 30,			
2013	$ 9,606	$ 10,107	$ 19,713
2014	6,654	9,134	15,788
2015	5,330	8,118	13,448
2016	4,156	6,131	10,287
2017	2,404	3,171	5,575
2018 and thereafter	3,807	—	3,807
Total minimum payments	$ 31,957	$ 36,661	$ 68,618

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $121.7 million and $252.7 million, respectively as at June 30, 2012. Further, the senior debt to EBITDA ratio (as defined in the Third Amended and Restated Credit Agreement adjusted for capitalization of vehicle leases) would increase 0.2:1, and the total debt to EBITDA ratio would decrease 0.1:1.

Outstanding Share Data

As at June 30, 2012, the Company had 75,910,320 issued and outstanding common shares, Cdn $22.7 million principal amount of 7.5% Convertible Debentures convertible into approximately 4.4 million common shares, Cdn $50.0 million principal amount of 6.75% Convertible Debentures convertible into approximately 6.9 million

common shares, and $60.0 million principal amount of 6.25% Convertible Debentures convertible into approximately 6.3 million common shares. There are no preferred shares issued and outstanding.

On October 20, 2011, the Company received approval from the TSX to make a normal course issuer bid ("NCIB") in accordance with the requirements of the exchange for a portion of its common shares up to an aggregate purchase price of Cdn $5 million as appropriate opportunities arise from time to time in the 12-month period commencing on October 24, 2011 and ending on October 24, 2012. During the fiscal year ended June 30, 2012 the Company purchased and cancelled 96,300 shares having a value of $0.6 million pursuant to the NCIB.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to the 2012 Bought Deal for net proceeds of $71.1 million.

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for net proceeds of $8.5 million.

As at August 31, 2012 the Company had 76,536,790 issued and outstanding common shares.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2012, there have been no other material changes to the Company's exposure to the above-mentioned market risks during the fiscal year 2012.

As at June 30, 2012, the Company's material variable rate borrowings included the outstanding borrowings under the Third Amended and Restated Credit Agreement. As at June 30, 2012, the Company had $50.0 million in outstanding indebtedness under the Third Amended and Restated Credit Agreement. A 100 basis point change in interest rates, applied to these borrowings as at June 30, 2012 would result in an approximate $0.5 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian dollars. At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions for a five-year period. As part of the Company's periodic review of the Company's hedging practices, the board of directors has authorized management to consider appropriate changes to the Company's practices, including reducing the periods covered and the portion of anticipated dividends covered under the Company's hedging strategy. During fiscal year 2008, the Company determined to reduce the periods covered by hedges from five years down to three years as a result of changes in the Company's business since the time of the Company's initial public offering, including the significant increase in cash flow in Canadian dollars. In May 2011, the Company determined to further reduce the periods covered under the Company's hedging strategy from three years down to approximately one and one-half years. Currently, the Company's hedge contracts cover approximately 47% of anticipated dividends and interest payments. The Company will continue to review its hedging practices in connection with additional changes in the Company's business and capital structure.

At June 30, 2012, the Company had 15 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2012-June 2013	12	14.5	14.7	1.0139
July 2013-September 2013	3	3.7	3.7	1.0035
	15	18.2	18.4	

The forward foreign exchange contracts cover approximately 47% of currently anticipated dividends and interest payments on the 7.5% and 6.75% Convertible Debentures through September 2013 based on the current dividend rate in effect for the past year. The Company intends to fund the remaining amount of currently anticipated dividends and interest payments with cash flows from operations, including the Company's Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada. At June 30, 2012, STA Holdings had unrealized foreign exchange losses on the open forward currency exchange contracts totaling $0.2 million.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company's results, approximately 60% of the Company's revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for the 2011 and 2012 fiscal years, also entered into fixed price contracts with fuel suppliers to cover approximately 20% of its remaining fuel exposure. The fixed price under the contracts for the 20% exposure for fiscal year 2012 is approximately 30% higher than the fixed price for fiscal year 2011 due to increases in market prices of fuel between the annual lock-in dates for each year.

Summary of Quarterly Results

	US GAAP 1st Qtr 2011	US GAAP 2nd Qtr 2011	US GAAP 3rd Qtr 2011	US GAAP 4th Qtr 2011	US GAAP 1st Qtr 2012	US GAAP 2nd Qtr 2012	US GAAP 3rd Qtr 2012	US GAAP 4th Qtr 2012
Revenues	$ 43,137	$ 81,306	$ 90,969	$ 89,872	$ 51,104	$ 101,125	$ 113,319	$ 103,438
Net income (loss)	$ (4,972)	$ 2,932	$ 1,559	$ 2,000	$ (11,264)	$ 1,272	$ 3,035	$ 9,211
Net income (loss) per share	$ (0.09)	$ 0.05	$ 0.03	$ 0.03	$ (0.18)	$ 0.02	$ 0.05	$ 0.12

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompasses the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under the supervision of, and with the participation of the CEO and the CFO, management performed an evaluation of the effectiveness of the Company's disclosure controls and procedures that provide reasonable assurance that material information relating to the Company (including its subsidiaries) is made known to the CEO and the CFO by others within the Company. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures as of June 30, 2012 were effective.

Under the supervision of, and with the participation of, the CEO and the CFO of the Company, management performed an evaluation of the effectiveness of the Company's internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the internal controls over financial reporting as of June 30, 2012 were effective.

In addition, we have evaluated our internal controls over financial reporting and determined that no changes were made in the Company's internal controls over financial reporting during the twelve months ended June 30, 2012, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company's infrastructure and controls.

Transactions with Related Parties

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid the transportation equipment dealer $0.9 million and $0.4 million for each of the twelve months ended June 30, 2012 and 2011.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

On July 2, 2012, STA Holdings granted 127,541 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2012. In addition, on July 2, 2012, 2,500 Class B Series Three common shares were put back to the Company pursuant to the liquidity provision of the EIP plan.

During July, August, and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the upcoming 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

During July and August 2012, an additional $1.9 million of the Company's 7.5% Convertible Debentures were converted into 368,931 shares of common stock.

Forward-Looking Statements

Certain statements in this Management's Discussion and Analysis are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the

Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under "Risk Factors" such as an inability to control the Company's operating expenses, significant capital expenditures, reliance on certain key personnel, the possibility that a greater number of employees will join unions, the Company's acquisition strategy, an inability to achieve the Company's business objectives, increased industry competition, rising insurance costs, new governmental laws and regulations, a lack of insurance coverage for certain losses, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds and the termination of certain of the Company's contracts for reasons beyond management's control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

Critical Accounting Policies and Estimates

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards ("IFRS") for all reporting companies effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. As a result, management undertook a detailed review of the implications of the Company having to report under IFRS. In addition, management also examined the alternative available to the Company, as an SEC issuer (as defined under applicable Canadian securities laws), of filing its primary financial statements in Canada using US GAAP.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company's reported results and key performance indicators, and (ii) the financial reporting needs of the Company's market participants, including shareholders, lenders and market analysts.

As a result of this analysis, management adopted US GAAP as its primary basis of financial reporting with the first reporting period beginning after July 1, 2011 on a retrospective basis. All comparative financial information contained in the unaudited interim financial statements has been revised to reflect the Company's results as if they had been historically reported in accordance with US GAAP.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived Intangibles Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, Accounting Standards Codification ("ASC") 350-20 *Intangibles-Goodwill and Other* requires a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

Other Identifiable Intangible Assets When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of one to five years.

Impairment of Long-Lived Assets Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company's insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses on open claims under the workers' compensation and

vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2012 and fiscal year 2011. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and marked to market on a quarterly basis.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities The Company records its derivatives at fair value on the balance sheet, which, in accordance with ASC 820, *Fair Value Measurements and Disclosure*, requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counter-party under an executed master netting arrangement.

Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company's reserve information is based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company's estimated oil and gas reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations. The asset retirement obligation provision recorded in the consolidated financial statements is based on estimate of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates are based on the Company's net ownership interest in the wells. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Company and our business operations. If any of these risks actually occur, the Company's business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Convertible Debentures would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability of our services to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, and to expand our business pursuant to our business strategy, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The future replacement of school vehicles will be dependent on contract retention and renewal and will also be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of new contracts is higher than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiating ability with regard to future vehicles pricing, and future vehicle specifications.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus transportation business, including transportation companies with resources and facilities substantially greater than ours. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

A greater number of our employees may join unions

Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; (ii) the possibility that we pay more than the acquired company or assets are worth; (iii) the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of assimilating the operations and personnel of the acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of the acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and (viii) the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

» notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means. We had 62

contracts that were up for renewal for the 2012 fiscal year. The approximate percentages of fiscal 2012 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2013 and 2014 are 31% and 32%, respectively.

» we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and

» we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal, state and provincial regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors have operated or arranged for the disposal of hazardous substances. Although we do not believe that any such liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school business transportation industry is subject to seasonal variations in operations. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, a sharp decrease in revenues in July and August occurs. As a result, school bus contractors, including us, historically experience a significant decline in operating income during these months. Due to a general slowdown in the economy, many school districts have dramatically cut back on summer programs in recent years, including summer camp and charter programs, escalating this effect. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. All school bus contracts can also be terminated by school districts for not meeting certain performance criteria. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers.

We face uncertain risks associated with the Company's oil & gas operations

The exploration of oil and gas involves risk that exploration efforts may not find oil and natural gas resources and even when they have been discovered, they may not be economically extracted. Factors affecting economic extraction of oil and natural gas include fluctuations in the price of oil and natural gas, technical extraction difficulties, the ability to bring the oil and natural gas to market, the quality of the oil and natural gas resources, the availability of water used in the extraction process, and the ability to dispose of water associated with the extraction process in an environmentally acceptable manner. In addition, other related uncertainties include and are not limited to geopolitical maneuvering on an international level, terrorist activities, governmental regulations and restrictions, functional obsolescence through widespread migration to alternative non petroleum based fuels, such as those that are hydrogen or nuclear based environmental and other considerations that are hypothetically possible. Oil and gas revenues are dependent on the commodity prices of oil and natural gas. Market changes in the price of these commodities will have a corresponding effect on the revenues of the Company's oil and gas segment.

Transition to US GAAP

The Company's consolidated financial statements were previously reported in accordance with Canadian GAAP. In February 2008, the Canadian Accounting Standards Board announced that reporting companies in Canada are required to report financial results in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011. However, since the Company also has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company was permitted to, and opted to, report financial information in accordance with US GAAP. The transition to US GAAP has been applicable to the Company for the financial statements beginning on July 1, 2011, on a retrospective basis.

The preparation of financial statements in accordance with US GAAP requires the application of different accounting principles than Canadian GAAP, and may require increased financial statement disclosure compared to Canadian GAAP. Accounting for, among other things, goodwill, oil and gas interests, accrued expenses and liabilities, taxes and indebtedness may materially differ under US GAAP than for accounting for these items under Canadian GAAP. As a result, the Company's assets, liabilities, shareholders' equity, results of operations and cash flows will materially differ between US GAAP and Canadian GAAP or IFRS. The Company's future results may also be materially different under US GAAP than under Canadian GAAP or IFRS.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

STI is a "foreign private issuer" under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their common shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer and filing thresholds differ. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our common shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be

significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System ("MJDS") adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

We are an "emerging growth company" under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Start-ups Act of 2012 ("JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. In addition, should we remain an emerging growth company at a time we are no longer eligible to use the MJDS, we would be able to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Shares less attractive because we rely or decide in the future to rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile.

We will remain an "emerging growth company" for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of May 30 of any year.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management.

With our listing of our Common Shares on the NASDAQ Global Select Market in September 2011, we became subject to public company reporting obligations in the U.S. The additional obligations of being a public company in the U.S. require significant additional expenditures and place additional demands on our management. In particular, at such time we are no longer an "emerging growth company" under the JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm. If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI.

Current economic and financial market conditions

Since 2008, financial markets globally have been subject to unprecedented volatility and numerous financial institutions have gone into bankruptcy or have had to be rescued by governmental authorities. The current economic and financial market volatility has negatively impacted company valuations (including the Company's) and will impact the performance of the global economy going forward. Access to financing has been negatively impacted which may, in turn, impact the ability of the Company to access financing when

needed or secure terms currently available to the Company under its current debt agreements upon any refinancing of such agreements. Continuing turmoil in the financial markets could make it more difficult for the Company to access capital, refinance existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of equity securities. If these unprecedented levels of volatility and market turmoil continue, the Company's financial condition could be materially impacted.

In addition, sensitivity to the current global economic and financial market conditions, and their impact in the U.S. and Canada, may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues received from school district customers and other customers related to potential cutbacks by customers in these spending areas. If the Company's financial condition is materially impacted by the continuation of the unprecedented levels of volatility and market turmoil, then impairment charges with respect to the Company's goodwill and other long-lived assets could be necessary.

Risks Related to the Capital Structure

The Company is Dependent on STA Holdings and Parkview Transit for all cash available for dividends and interest

STI is dependent on the operations and assets of STA Holdings and Parkview Transit through the ownership of common shares. Cash distributions to the holders of Common Shares and the Convertible Debentures will be dependent on the ability of STA Holdings and Parkview Transit to make dividend payments on its common shares held by STI. The actual amount of cash available for payments to holders of Common Shares and the Convertible Debentures will depend upon numerous factors relating to the business of STA Holdings and Parkview Transit, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of STA Holdings and Parkview Transit. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in the United States and does not have a standardized meaning prescribed by US GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Company's future growth and its cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STI may not receive dividends from STA Holdings and Parkview Transit provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STI's only source of cash flow for payment of dividends on the Common Shares and interest payments on the Convertible Debentures is distributions on its equity ownership of STA Holdings and Parkview Transit. The board of directors of STI may, in its discretion, amend or repeal the dividend policy. STI's board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of STI, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of STI may deem relevant. The Third Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company's ability to make dividend payments.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution and the Company's results of operations

The 7.5% Convertible Debentures and the 6.75% Convertible Debentures are denominated in Canadian dollars, and payment of these Debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2014 and 2015. Distributions to holders of Common Shares and interest payments on the 7.5% Convertible Debentures and the 6.75% Convertible Debentures are denominated in Canadian dollars. Conversely, approximately 76% of the Company's revenue and expenses, together with distributions received from the Company's subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks. The Company has entered into 15 monthly forward foreign exchange contracts with respect to approximately 47% of currently anticipated monthly dividends and interest payments on the 7.5% Convertible Debentures and 6.75% Convertible Debentures for the next fifteen months to mitigate this exposure to currency exchange rate risk. The monthly forward foreign exchange contracts do not qualify as a cash flow hedge for accounting purposes, and the change in fair value of these contracts is recorded in the consolidated statement of operations. Changes in the Canadian dollar / U.S. dollar currency exchange rates result in unrealized gains and losses on the monthly forward foreign exchange contracts based on the changes in the fair value of the contracts.

Although the Company (i) entered into 15 monthly forward foreign exchange contracts with respect to approximately 47% of currently anticipated monthly dividends and interest payments on the 7.5% Convertible Debentures and the 6.75% Convertible Debentures for the next three years, and (ii) intends to fund the remaining amount of currently anticipated monthly dividends and interest payments on those Convertible Debentures with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly dividends and interest payments on those Convertible Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company's financial condition, results of operations and cash flow, and may adversely affect the Company's cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company's Canadian operations, approximately 24% of the Company's consolidated revenue and expenses is incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.

The Company's substantial consolidated indebtedness could negatively impact the business

The Company has a substantial amount of indebtedness. On June 30, 2012, the Company had total indebtedness of $216 million (including $130 million indebtedness to holders of Debentures).

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Debentures, including:

» the Company's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;

» the Company may be unable to refinance indebtedness on terms acceptable to it or at all;

» a significant portion of the Issuer's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company's indebtedness, including the Convertible Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;

» the Company may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;

» the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and

» the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

Changes in the Company's creditworthiness may affect the value of the Common Shares and Convertible Debentures

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Convertible Debentures.

The restrictive covenants in the Third Amended and Restated Credit Agreement and the Note Purchase Agreement could impact the Company's business and affect its ability to pursue its business strategies

The Third Amended and Restated Credit Agreement and the Note Purchase Agreement feature restrictive covenants that limit the Company's ability, among other things, to:

» incur additional indebtedness;

» pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;

» sell assets;

» consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;

» enter into transactions with the Company's and/or the Issuer's affiliates;

» create liens; and

» enter into new lines of businesses.

In addition, the Third Amended and Restated Credit Agreement and the Note Purchase Agreement include other and more restrictive covenants and prohibit the Company and certain of its affiliates from prepaying its other indebtedness, while debt under the Third Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Third Amended and Restated Credit Agreement and the Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Third Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to declare all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable.

Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution.

Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market could adversely affect the prevailing market price of the Company's Common Shares, and could impair the Issuer's ability to raise capital through future sales of those securities. Additionally, the issuance of additional Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share.

The Company may issue Common Shares, or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, they may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.

Further, the Company may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Convertible Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.

Investment eligibility

There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.

We may not be able to make all principal payments on the Convertible Debentures

The 7.5% Convertible Debentures will mature on October 31, 2014, the 6.75% Convertible Debentures will mature on June 15, 2015, and the 6.25% Convertible Debentures will mature on June 30, 2018. STI may not be able to refinance the principal amount of the Convertible Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Convertible Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company's senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures.

The Company may not be able to satisfy Interest Payments on the Convertible Debentures

The likelihood that holders of the Convertible Debentures will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.

The Company may not be able to purchase the Convertible Debentures on a change of control

The Company will be required to offer to purchase all outstanding Convertible Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Convertible Debentures or that restrictions contained in other indebtedness will restrict those purchases.

Redemption prior to Maturity

The Convertible Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Convertible Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures.

Conversion following certain transactions

In the case of certain transactions, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Convertible Debentures in the kind and amount of securities, cash or property into which the Convertible Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Convertible Debentures in the future.

Prevailing Yields on Similar Securities

Prevailing yield on similar securities will affect the market value of the Convertible Debentures. Assuming all other factors remain unchanged, the market value of the Convertible Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

There is a limited active public market for the Common Shares and Convertible Debentures and holders may have limited liquidity

Although the Common Shares and Convertible Debentures are listed and posted for trading on the TSX and the Common Shares also trade on the NASDAQ Global Select Market, they trade in markets with modest trading volumes. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.

The market price for the Common Shares or Convertible Debentures may be volatile

Factors such as variations in the Company's financial results, announcements by the Company or others, developments affecting the Company's business or the United States school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Convertible Debentures to fluctuate significantly.

Our status as an "emerging growth company" under the JOBS Act may make it more difficult to raise capital as and when we need it

Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" under the JOBS Act, we may be less attractive to investors, which may make it more difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

STA Holdings' interest deductions on the 14% subordinated notes originally issued in connection with the IPS Offering were likely "dual consolidated losses" for U.S. federal income tax purposes and may result in disallowance of interest deductions under U.S. tax law if certain "triggering events" occur

Pursuant to Section 1503(d) of the Code and the Treasury Regulations thereunder, the interest deductions generated on the Notes likely generated a "dual consolidated loss" ("DCL") for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have

complied with all applicable requirements to date. Even though such an election was made, however, if any of several "triggering events" occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, STA Holdings' taxable income may be increased and if so, its U.S. federal income tax liability would be increased, perhaps materially. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Issuer's ability to make interest or dividend payments on the Debentures and the Common Shares and the Company's ability to continue as a going concern.

Application of U.S. federal income tax corporate "inversion" rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate "inversions" (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the Existing Investors did not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or Common Share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to non-U.S. Holders, and the potential inability of U.S. holders to claim a foreign tax credit for Canadian withholding tax on dividends paid on the Common Shares to them. On June 7, 2012, the Internal Revenue Service issued temporary and proposed regulations to provide further guidance on when a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. If finalized in their current form, the regulations would not cause STI to be treated as a U.S. corporation for U.S. federal income tax purposes, but there can be no assurance such regulations may not be modified before being finalized.

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

STUDENT TRANSPORTATION INC.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Student Transportation Inc. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the amounts based on estimates. These consolidated financial statements were prepared in accordance with United States generally accepted accounting principles. Financial information in respect to Student Transportation Inc. appearing throughout this Annual Report is consistent with these consolidated financial statements.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee of Student Transportation Inc. This Committee reviews the consolidated financial statements of the Company, approves them and recommends them to the Board for approval.

Ernst & Young LLP, independent auditors appointed by the Board of Directors, upon the recommendation of the Audit Committee have performed an independent audit of the consolidated financial statements, and their report follows. The Company's auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Denis J. Gallagher
Chief Executive Officer

Patrick J. Walker
Chief Financial Officer

Toronto, Ontario
September 25, 2012

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated financial statements of Student Transportation Inc., which comprise the consolidated balance sheets as at June 30, 2012 and 2011, and the consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Student Transportation Inc. as at June 30, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in accordance with United States generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP
Certified Public Accountants
MetroPark, New Jersey
September 25, 2012

STUDENT TRANSPORTATION INC.
CONSOLIDATED BALANCE SHEETS

(000's of U.S. dollars)	As at June 30, 2012	As at June 30, 2011
Assets		
Current assets:		
Cash and cash equivalents	$ 5,013	$ 3,712
Accounts receivable, net of allowance for doubtful accounts of $145 and $104 at June 30, 2012 and 2011, respectively	35,481	30,789
Inventory	3,296	2,869
Prepaid expenses	12,660	6,645
Other current assets	4,766	4,572
Total current assets	61,216	48,587
Other assets	16,567	15,948
Property and equipment, net	219,513	163,950
Oil and gas interests, net	7,223	7,021
Foreign currency exchange contracts	—	97
Other intangible assets, net	74,591	68,749
Goodwill	142,690	125,750
Total assets	$ 521,800	$ 430,102
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 963	$ 1,819
Accrued expenses and other current liabilities	37,540	24,435
Current portion of long-term debt	575	35,800
Total current liabilities	39,078	62,054
Long-term debt	215,417	161,624
Asset retirement obligation	516	701
Deferred income tax liability	42,713	36,369
Class B-Series Three common share liability	3,231	2,010
Other liabilities	13,027	10,800
Total liabilities	313,982	273,558
Shareholders' equity		
Paid in Share Capital	404,857	314,369
Accumulated deficit	(191,319)	(149,717)
Accumulated other comprehensive loss	(5,720)	(8,108)
Total shareholders' equity	207,818	156,544
Total liabilities and shareholders' equity	$ 521,800	$ 430,102

See accompanying notes.

On Behalf of the Board,

Irving R. Gerstein

George Rossi

STUDENT TRANSPORTATION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(000's of U.S. dollars – except share and per share amounts)	Year ended June 30, 2012	Year ended June 30, 2011
Revenues	$ 368,986	$ 305,285
Costs and expenses:		
Cost of operations	271,226	222,593
General and administrative	38,455	31,414
Non-cash stock compensation	3,619	2,548
Acquisition expenses	886	792
Depreciation and depletion expense	37,149	31,932
Amortization expense	3,437	3,351
Total operating expenses	354,772	292,630
Income from operations	14,214	12,655
Interest expense	15,327	14,375
Foreign currency gain	(929)	(4,632)
Unrealized loss on foreign currency exchange contracts	1,779	516
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	3,001	(580)
Non-cash loss on 6.25% Convertible Debentures conversion feature	972	—
Gain on bargain purchase of businesses acquired	(6,925)	—
Other expense, net	827	955
Income before income taxes	162	2,021
Income tax (benefit) expense	(2,092)	502
Net income	$ 2,254	$ 1,519
Weighted average number of shares outstanding-basic	66,139,402	57,756,889
Weighted average number of shares outstanding-diluted	84,134,261	73,606,572
Basic and diluted net income per common share	**$ 0.03**	**$ 0.03**

See accompanying notes.

STUDENT TRANSPORTATION INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(000's of U.S. Dollars)	Year ended June 30, 2012	Year ended June 30, 2011
Net income:	$ 2,254	$ 1,519
Other comprehensive income (loss):		
Unrealized gain (loss) on currency translation adjustments net of tax	2,388	(2,046)
Other comprehensive income (loss):	2,388	(2,046)
Comprehensive income (loss)	$ 4,642	$ (527)

See accompanying notes.

STUDENT TRANSPORTATION INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Share Capital		Accumulated Other Comprehensive	Accumulated	Shareholders'
(000's of U.S. Dollars)	Shares	Amount	Loss	Deficit	Equity
Balance at June 30, 2010	55,650,400	$ 281,483	$ (6,062)	$ (118,990)	$ 156,431
Net income	—	—	—	1,519	1,519
Dividends	—	—	—	(32,246)	(32,246)
Common stock issuance	1,151,048	6,791	—	—	6,791
Conversion of debt to common stock	4,985,420	26,095	—	—	26,095
Other comprehensive loss	—	—	(2,046)	—	(2,046)
Balance at June 30, 2011	61,786,868	$ 314,369	$ (8,108)	$ (149,717)	$ 156,544
Net income	—	—	—	2,254	2,254
Dividends	—	—	—	(43,856)	(43,856)
Common stock issuance	13,563,455	87,754	—	—	87,754
Conversion of debt to common stock	656,297	3,349	—	—	3,349
Repurchase of common stock	(96,300)	(615)	—	—	(615)
Other comprehensive income	—	—	2,388	—	2,388
Balance at June 30, 2012	75,910,320	$ 404,857	$ (5,720)	$ (191,319)	$ 207,818

See accompanying notes.

STUDENT TRANSPORTATION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(000's of U.S. Dollars)	Year ended June 30, 2012	Year ended June 30, 2011
Operating activities		
Net income	$ 2,254	$ 1,519
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(4,339)	(828)
Unrealized loss on foreign currency exchange contracts	1,779	516
Non-cash loss on 6.25% Convertible Debentures conversion feature	972	—
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	3,001	(580)
Amortization of deferred financing costs	1,722	2,940
Non-cash stock compensation	3,619	2,548
Gain on disposal of fixed assets	(642)	(681)
Gain on bargain purchase of businesses acquired	(6,925)	—
Depreciation and depletion expense	37,149	31,932
Amortization expense	3,437	3,351
Changes in current assets and liabilities:		
Accounts receivable	3,577	(3,924)
Prepaid expenses, inventory and other current assets	(7,917)	(2,182)
Accounts payable	(1,025)	429
Accrued expenses and other current liabilities	(1,796)	(2,916)
Changes in other assets and liabilities	44	(53)
Net cash provided by operating activities	34,910	32,071
Investing activities		
Business acquisitions, net of cash acquired	(60,934)	(53,256)
Payments on seller debt	(900)	(827)
Purchases of property and equipment	(48,616)	(13,465)
Proceeds on sale of equipment	999	1,878
Net cash used in investing activities	(109,451)	(65,670)
Financing activities		
6.25% Convertible Debenture offering	—	60,000
Expenses associated with convertible debenture offering	—	(2,984)
Offering of common shares, net of expenses	79,606	—
Redemption of Class B Series Two and Three common shares	(1,527)	(1,809)
Financing fees	(774)	(1,755)
Repurchase of common stock	(615)	—
Common stock dividends	(28,302)	(25,412)
Borrowings on credit facility	202,508	237,155
Payments on credit facility	(175,247)	(233,653)
Net cash provided by financing activities	75,649	31,542
Effect of exchange rate changes on cash	193	921
Net increase in cash and cash equivalents	1,301	(1,136)
Cash and cash equivalents at beginning of period	3,712	4,848
Cash and cash equivalents at end of period	$ 5,013	$ 3,712
Supplemental information:		
Cash paid for interest	$ 13,784	$ 11,909
Cash paid for income taxes	$ 1,789	$ 5,875

See accompanying notes.

STUDENT TRANSPORTATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the years ended June 30, 2012 and 2011 (000's of U.S. Dollars, unless specified)

1. General

Student Transportation Inc. ("STI" or the "Company") is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STI the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of income participating securities ("IPSs"). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan ("EIP") (see Note 12). STI currently holds a 99.0% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

On November 10, 2011, the Company rolled over and extended the maturity of its $35 million of Senior Secured Notes for an additional five year term. The original maturity of the Senior Secured Notes was December 31, 2011 and the Senior Secured Notes carried an initial fixed coupon of 5.941%. The rollover of the Senior Secured Notes now reflects a fixed coupon of 4.246% and a maturity of November 10, 2016 (see Note 8).

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million) (the "2012 Bought Deal"). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company's senior credit facility (see Note 10).

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million). The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company's senior credit facility (see Note 10).

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. ("STA, Inc."). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ("US GAAP"). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation
Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, STA ULC and the Company's Canadian operations, is the Canadian dollar. The functional currency of the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the 7.5% Convertible Debentures and the 6.75% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The 6.25% Convertible Debentures of STI, as described in Note 8, are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on remeasurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less from the date of purchase. At June 30, 2012 and June 30, 2011 there were no cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Amounts reported based upon these estimates include, but are not limited to, insurance reserves, income taxes, goodwill and intangible assets, derivative contracts, certain components of long term debt, Class B Series Two and Series Three common share liability and other long-lived assets.

Allowance for Doubtful Accounts
The Company establishes provisions for losses on accounts receivable if it is determined that all or part of the outstanding balance is not collectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.

Concentration of Credit Risk
Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories
Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment
Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

The Company recorded depreciation expense of $36.2 million and $30.7 million for the years ended June 30, 2012 and 2011, respectively.

Goodwill and Indefinite Lived Intangibles
Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and tradenames are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, Accounting Standards Codification ("ASC") 350-20, *Intangibles-Goodwill and Other*, requires a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

Other Identifiable Intangible Assets
When assessing the impairment for tradenames, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years (see Notes 3 and 6). Amortization of intangible assets amounted to $3.4 million for each of the years ended June 30, 2012 and 2011.

Convertible Debentures

The principal amounts of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures are convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debentures are not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, *Debt with Conversion and Other Options*, if the conversion feature of the debenture is non-beneficial (i.e. "out of the money") upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the conversion feature. As such, the Company has recorded the full amount of the debentures as a liability. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars.

The 6.25% Convertible Debentures of STI are denominated in U.S. dollars. In accordance with ASC 815, *Derivatives and Hedging*, as the conversion feature on STI's 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of STI, a Canadian dollar functional currency entity, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. The Company recorded a non-cash loss for the year ended June 30, 2012 of $1.0 million in connection with the change in fair value of the embedded conversion feature during the 2012 fiscal year. The value of the embedded conversion feature represents a liability of $2.0 million and $1.0 million as at June 30, 2012 and 2011, respectively, which are included within other liabilities in the consolidated balance sheet.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its credit agreement, Senior Secured Notes and costs related to the three issuances of the convertible debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt using the effective interest rate method. The carrying value of the deferred financing costs was $6.7 million and $7.6 million as of June 30, 2012 and 2011 respectively. Amortization expense totaled $1.7 million and $2.9 million for the years ended June 30, 2012 and 2011, respectively. Deferred financing costs are included in other assets in the consolidated balance sheet.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, *Business Combinations*. The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key components include: (i) recognition of transaction costs in current period earnings and included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at

the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase which is recognized in the statement of operations.

Income Taxes
Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to underpayment of income taxes in income tax expense (see Note 7).

Revenue Recognition
Revenue from the Company's school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured. The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Revenue from oil and gas interests is derived from the Company's partial ownership in various oil and gas wells. As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.

Insurance Reserves
The Company had approximately $15.9 million and $14.4 million in recorded insurance reserves at June 30, 2012 and 2011, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under its workers' compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company's claims experience and the Company's ability to control such claims, in addition to third party premiums/expenses associated with this coverage. The Company has recorded estimated insurance reserves for the anticipated losses on open claims and estimated reserves for

incurred but not recorded claims under the workers' compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2012 and fiscal year 2011. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and marked to market on a quarterly basis (see Note 12). The Company recognized $3.6 million and $2.5 million in non-cash stock-based compensation expense based on the estimate fair value on the date of grant of the shares issued, for the years ended June 30, 2012 and 2011, respectively.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.

Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, *Fair Value Measurements and Disclosure,* requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Segment Reporting

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company's investments as a non-operator in oil and gas interests.

Oil and Gas Interests
The Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company's proportionate interest in the oil and gas activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments on both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Under US GAAP, the impairment test for oil and gas assets (the "ceiling test") requires the Company to use tax effected discounted cash flow using a present value technique. Under ASC 932, *Extractive Industries – Oil and Gas,* the pricing assumption to be used in the ceiling test calculation is defined as the twelve month average of realized prices.

Earnings per Share
Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company's Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders. The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Seasonality
The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to match the vehicles' usage.

Recent Accounting Pronouncements
ASC 820-10, *Fair Value Measurements and Disclosures,* was amended in May 2011, to clarify certain disclosures and improve consistency with international reporting standards. This amendment is effective for the Company beginning July 1, 2012. The Company does not expect this adoption to have a material effect on our consolidated financial statements.

ASC 220-10, *Comprehensive Income,* was amended in June 2011, to require entities to present the total of comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement of comprehensive income or in two separate consecutive statements. The amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income under current US GAAP. The Company adopted this guidance beginning July 1, 2011.

ASC 350-20, *Intangibles and Goodwill*, was amended in September 2011, and gives Companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value. If an entity determines that is more likely than not that the fair value of the reporting unit exceeds its carrying value, then performing the two-step impairment test is unnecessary. This amendment is effective for the Company beginning July 1, 2012. The Company does not expect this adoption to have a material effect on our consolidated financial statements.

ASC 350-30, *Intangibles Other than Goodwill*, was amended in July 2012, and gives Companies the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary. If the qualitative assessment reveals that it's more likely than not that the asset is impaired, a calculation of the assets' fair value is required. Otherwise, no quantitative calculation is necessary. This amendment is effective for the Company beginning July 1, 2013. The Company does not expect this adoption to have a material effect on our consolidated financial statements.

3. Business Combinations

2012 Acquisitions

On May 24, 2012, the Company closed its acquisition of certain assets and contracts in both Texas and Washington from National Express Corporation ("NEX"). Earnings from the businesses acquired are included in the Company's results of operations from the acquisition date. The aggregate purchase price for these assets was approximately $6.6 million.

Current assets, less current liabilities	$	115
Property and equipment		16,366
Intangible assets		1,664
Deferred taxes		(4,617)
Fair value of net assets acquired	$	13,528

The purchase price consisted of $6.4 million in cash and $0.2 million in contingent consideration associated with the renewal of four contracts due in 2013. Identifiable intangible assets consist of contract rights of $0.8 million that will be amortized over 20 years and covenants not to compete of $0.9 million that will be amortized over an estimated useful life of one and one-half years.

The purchase price was lower than the fair value of the businesses acquired. NEX was required to dispose of these businesses by the U.S. Department of Justice in order to complete the acquisition of another competitor. Therefore the Company has recognized a gain of approximately $6.9 million, which is included in the consolidated statement of operations.

On November 15, 2011, the Company closed its acquisition of all of the outstanding common stock of Dairyland Buses, Inc, Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively "Dairyland"), located in Waukesha, Wisconsin. Earnings of the acquired companies are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million. The allocation of purchase price is preliminary and may change upon the final determination of the tax basis of the assets acquired.

Current assets, less current liabilities	$	2,726
Property and equipment		27,333
Intangible assets		7,600
Deferred taxes		(6,711)
Subtotal		30,948
Goodwill		16,052
Total	$	47,000

The purchase price consisted of $47.0 million in cash. Identifiable intangible assets consist of contract rights of $4.8 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of five years and tradenames of $2.7 million with an indefinite life. Approximately $0.5 million dollars of acquisition-related costs have been recognized as an expense in the statement of operations. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. Goodwill related to this acquisition of $2.3 million is deductible for tax purposes.

On October 7, 2011, the Company closed its acquisition of all of the outstanding common stock of School Transportation Services, LLC (the "STS" acquisition), located in Passaic County, New Jersey. Earnings of the acquired company are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $4.5 million.

Current assets, less current liabilities	$	75
Property and equipment		967
Intangible assets		1,221
Subtotal		2,263
Goodwill		2,237
Total	$	4,500

The purchase price consisted of $4.1 million in cash and $0.4 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.2 million that will be amortized over 20 years and covenants not to compete of sixty two thousand dollars that will be amortized over an estimated useful life of five years. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages.

The Company closed the following additional acquisitions during the twelve months ended June 30, 2012:

- July 13, 2011 – the Company acquired certain assets of Schumacher Bus Lines, located in Schumacher, Ontario, Canada
- August 4, 2011 – the Company acquired certain assets and contracts of S&K Transportation Inc, located in Listowel, Ontario Canada
- August 26, 2011 – the Company purchased all the outstanding stock of A&B Bus, Co. located in Irwindale, California
- December 20, 2011 – the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey LLC, located in Toms River, New Jersey.

Earnings of the acquired companies are included in the Company's results of operations from their respective acquisition date. The aggregate purchase price of these acquisitions was $3.8 million.

Current assets, less current liabilities	$	(2)
Property and equipment		2,543
Intangible assets		470
Deferred Taxes		(156)
Subtotal		2,855
Goodwill		949
Total	$	3,804

The purchase price of these acquisitions consisted of $3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved. Identifiable intangible assets consist of contract rights of $0.5 million that will be amortized over 20 years. The goodwill attributed to these acquisitions includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

The amount of revenue and earnings associated with the 2012 acquisitions included in the consolidated statement of operations for the year ended June 30, 2012 are as follows:

	Dairyland	All others	Total
Revenue	$ 25,128	$ 6,134	$ 31,262
Earnings	2,212	6,945	9,157

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2012 acquisitions had occurred as of July 1, 2010. Pro forma adjustments only include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial information.

	Pro Forma Basis for Fiscal Years Ended June 30, (unaudited)	
	2012	2011
Revenue	$ 396,618	$ 365,250
Earnings	1,568	2,577
Basic and diluted net income per common share	$ 0.02	$ 0.04

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2012 acquisitions been consummated as of July 1, 2010, nor is it indicative of future operating results.

2011 Acquisitions

On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the "Ocean State Acquisition"), located in Middletown, Rhode Island. Earnings of the acquired company are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $10.7 million.

Current assets, less current liabilities	$ 229
Property and equipment	6,860
Intangible assets	2,100
Deferred taxes	(2,539)
Subtotal	6,650
Goodwill	4,036
Total	$ 10,686

The purchase price consisted of $10.5 million in cash and $0.2 million in contingent consideration which was contingent upon the renewal of one contract, due in 2012. The contingency was settled in full during the fiscal year. Identifiable intangible assets consist of contract rights of $1.3 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and tradenames of $0.6 million with an indefinite life. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively "Ridge Road"), all based in Lockport, New York. Earnings of the acquired company are included in the Company's results of operations from the date of acquisition. The aggregate purchase price of this acquisition was approximately $23.3 million.

Current assets, less current liabilities	$	2,489
Property and equipment		15,955
Intangible assets		2,640
Deferred Taxes		(4,838)
Subtotal		16,246
Goodwill		7,031
Total	$	23,277

The purchase price consisted of $22.3 million in cash, $0.5 million in the form of promissory notes and $0.5 million in STI common shares. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of three years and tradenames of $1.3 million with an indefinite life. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the "Konner Acquisition"), located in Pinebrook, New Jersey. Earnings of the acquired company are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $3.6 million.

Current assets, less current liabilities	$	368
Property and equipment		2,554
Intangible assets		325
Deferred taxes		(338)
Subtotal		2,909
Goodwill		698
Total	$	3,607

The purchase price consisted of $3.6 million in cash. Identifiable intangible assets consist of contract rights of $0.3 million that will be amortized over 20 years and covenants not to compete of $0.03 million that will be amortized over an estimated useful life of three years. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

On July 15, 2010, the Company closed its acquisition of all of the outstanding common stock of Leuschen Bros. Limited (the "Leuschen Acquisition"), located in Sudbury, Ontario. Earnings of the acquired company are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $19.6 million.

Current assets, less current liabilities	$	(432)
Property and equipment		8,184
Intangible assets		5,892
Deferred taxes		(667)
Subtotal		12,977
Goodwill		6,638
Total	$	19,615

The purchase price consisted of $18.5 million in cash and approximately $1.1 million in estimated additional consideration recorded at the acquisition date. The additional consideration was contingent on the renewal of one paratransit contract, due in 2012. The renewal of the paratransit contract required a competitive bid process. If Leuschen secured the renewal of the paratransit contract at certain prices and volumes, the Company would have to pay a contingent amount equal to $1.5 million. The $1.1 million estimate of the additional contingent consideration was recorded as a liability at the acquisition date and represented the $1.5 million contingency, discounted as part of the purchase price allocation based on the probability of securing the renewal of the paratransit contract and the timing of the contingent consideration payment. In March 2012, the competitive bid process was finalized and Leuschen was awarded the renewal of the paratransit contract for a six year term, with two one year renewal options. In connection with the renewal award, the value of the contingent consideration liability was adjusted at March 31, 2012 to reflect the current value of $1.5 million, with the $0.4 million adjustment to the original estimate recorded as a component of other expense, net in the consolidated statements of operations for the year ended June 30, 2012. Identifiable intangible assets consist of contract rights of $4.5 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of three years and tradenames of $1.3 million with an indefinite life. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

The amount of revenue and earnings associated with the 2011 acquisitions included in the consolidated statement of operations for the year ended June 30, 2011 are as follows:

	Leuschen Bros.	**Ridge Road**	**All others**	**Total**
Revenue	$ 16,010	$ 9,009	$ 5,575	$ 30,594
Earnings	2,067	267	19	2,353

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2011 acquisitions completed in fiscal year 2011 had occurred as of July 1, 2010. Pro forma adjustments only include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial information.

	Pro Forma Basis for Fiscal Year Ended June 30, 2011 (unaudited)
Revenue	$ 319,862
Earnings	1,537
Basic and diluted net income per common share	$ 0.03

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2011 acquisitions been consummated as of July 1, 2010, nor is it indicative of future operating results.

4. Property and Equipment

Property and equipment consist of the following:

June 30, 2012	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 4,664	$ —	$ 4,664	
Buildings	5,055	(570)	4,485	40
Transportation equipment	334,023	(130,755)	203,268	7 to 11
Leasehold improvements	3,793	(957)	2,836	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	9,186	(4,926)	4,260	3 to 5
	$ 356,721	$ (137,208)	$ 219,513	

June 30, 2011	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 2,764	$ —	$ 2,764	
Buildings	3,120	(425)	2,695	40
Transportation equipment	260,264	(105,365)	154,899	7 to 11
Leasehold improvements	1,522	(721)	801	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	6,966	(4,175)	2,791	3 to 5
	$ 274,636	$ (110,686)	$ 163,950	

5. Oil and Gas Interests

Oil and gas interests consist of the following:

	2012	2011
Oil and gas interests	$ 14,467	$ 13,267
Less accumulated depletion	(7,244)	(6,246)
	$ 7,223	$ 7,021

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year. There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the "ceiling test"); the Company performed a ceiling test calculation at June 30, 2012. The ceiling test requires the Company to use tax effected discounted cash flows using a present value technique. The sales prices used for the ceiling test were $103.52 per barrel for oil and $4.54 per thousand cubic feet of natural gas. Based on the calculations under the first step of the ceiling test, the Company determined that its oil and gas interests are recoverable.

6. Goodwill and Other Intangible Assets

Intangible assets consist of the following:

2012	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life (Years)
Contract rights	$ 66,723	$ (16,585)	$ 50,138	16
Covenants not to compete	15,062	(13,754)	1,308	4
Tradenames	23,145	—	23,145	None (Indefinite Life)
Total	$ 104,930	$ (30,339)	$ 74,591	

2011	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life (Years)
Contract rights	$ 61,472	$ (13,603)	$ 47,869	17
Covenants not to compete	14,076	(13,535)	541	1
Tradenames	20,339	—	20,339	None (Indefinite Life)
Total	$ 95,887	$ (27,138)	$ 68,749	

Estimated annual amortization expense for intangibles assets is as follows:

Year ending June 30,	
2013	$ 4,091
2014	3,625
2015	3,240
2016	3,230
2017	3,220
	$ 17,406

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2012 and 2011:

Balance as of June 30, 2010	$ 103,300
Goodwill additions related to acquisitions	18,371
Foreign currency effects on Goodwill	4,079
Balance as of June 30, 2011	$ 125,750
Goodwill related to acquisitions	19,392
Foreign currency effects on Goodwill	(2,452)
Balance as of June 30, 2012	$ 142,690

7. Income Taxes

The components of the (benefit) provision for income taxes are as follows:

	2012	2011
Federal: Canada		
Current	$ 1,177	$ 845
Deferred	156	(10)
	1,333	835
Provincial: Canada		
Current	965	410
Deferred	150	(278)
	1,115	132
United States:		
Current	105	75
Deferred	(4,645)	(540)
	(4,540)	(465)
Total (benefit) provision	$ (2,092)	$ 502

The components of income before (benefit) provision for income taxes are as follows:

	2012	2011
Canada	$ 3,151	$ 4,738
United States	(2,989)	(2,717)
Total	162	2,021

The difference between the effective rate reflected in the (benefit) provision for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2012 and June 30, 2011 is analyzed below:

	2012	2011
Provision for income taxes at statutory rate	$ 25	$ 473
Provincial taxes	333	448
Foreign rate differential	(49)	(91)
Canadian rate difference	400	(350)
Gain on bargain purchase	(2,769)	—
Permanent items	483	115
Other	(515)	(93)
	$(2,092)	$ 502

Deferred taxes arise because of the differences in the book and tax basis of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

	2012	2011
Deferred tax liabilities		
Intangibles	$ (27,870)	$ (19,667)
Difference in book and tax basis of property and equipment	(53,834)	(48,399)
Total deferred tax liabilities	(81,704)	(68,066)
Deferred tax assets:		
Net operating loss carry forward	27,444	24,274
Other	11,580	7,456
Total deferred tax assets	39,024	31,730
Valuation allowance	(33)	(33)
Net deferred tax assets	38,991	31,697
Net deferred tax liabilities	$ (42,713)	$ (36,369)

It is the Company's intention to reinvest the undistributed earning of its foreign subsidiaries and thereby indefinitely postpone their remittance. As a result, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company.

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities if such unrecognized tax benefits were settled.

	2012	2011
Balance at July 1,	$1,121	$ 265
Additions for tax position related to current year	643	856
Balance at June 30,	$1,764	$1,121

The total amount of the unrecognized tax benefits, if recognized would favorably impact the effective tax rate by $1.8 million. Included in the amount above is approximately $0.1 million of interest and penalties, all of which are included in the current year statement of operations, as a component of the income tax benefit on the consolidated statement of operations. None of the unrecognized tax benefits are expected to reverse in the next year. All tax years starting with June 30, 2009 are currently open in the United States. All tax year starting with June 30, 2005 are currently open in Canada.

At June 30, 2012, the Company has available U.S. net operating loss carry forwards of approximately $63.7 million expiring in the years 2014 through 2030 and Canadian non-capital loss carry forwards of approximately $7.4 million expiring in the years 2018 through 2032.

8. Debt

Indebtedness of the Company includes the following:

	June 30, 2012		June 30, 2011	
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement				
Revolving credit facility	$ —	$ 49,995	$ —	$ 23,719
Convertible Debentures	—	130,422	—	137,655
Senior Secured Notes	—	35,000	35,000	—
Promissory notes due to former owners	575	—	800	250
	$ 575	$ 215,417	$ 35,800	$ 161,624

Maturities of long-term debt are as follows:

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Due to Former Owners	Total
Year ending June 30,					
2013	$ —	$ —	$ —	$ 575	$ 575
2014	—	—	—	—	—
2015	—	71,393	—	—	71,393
2016	49,995	—	—	—	49,995
2017	—	—	35,000	—	35,000
thereafter	—	59,029	—	—	59,029
	$ 49,995	$ 130,422	$ 35,000	$ 575	$ 215,992

Third Amended and Restated Credit Agreement and Senior Secured Notes

The Third Amended and Restated Credit Agreement (the "Credit Agreement") was entered into in February 2011 and has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. At June 30, 2012 the Company had approximately $88.9 million in borrowing availability under the Credit Agreement. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments (the "Accordion Feature"), so long as no default or event of default has occurred and is continuing. Each lender under the Third Amended and Restated Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.

On November 10, 2011, the Company rolled over and extended the maturity of its $35.0 million of fixed rate Senior Secured Notes (previously due December 14, 2011), for an additional five year term, carrying a fixed coupon of 4.246% (the previous fixed coupon was 5.941%). The Senior Secured Notes rank pari-passu with borrowings under the Third Amended and Restated Credit Agreement and have a maturity date of November 10, 2016. Borrowings under the Third Amended and Restated Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries. The extension was accounted for as a modification of debt, and as such transaction costs related to the modification have been recorded on the balance sheet and are being amortized over the term of the notes.

In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.25% at June 30, 2012), plus the applicable margin, which ranges from 1.0% to 1.75% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement, plus the applicable margin, which ranges from 2.25% to 3.00% depending on STA Holdings' senior leverage ratio on the pricing date. STA Holdings' did not have any Libor borrowings outstanding at June 30, 2012. The effective interest rate on the Credit Agreement was 4.9% for the year ended June 30, 2012.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2012.

Convertible Debentures

On June 7, 2011, the Company issued the 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. The 6.25% Convertible Debentures of STI are denominated in U.S. dollars and upon maturity the principal amount will be payable in U.S. dollars. The conversion feature of this debenture provides that these US dollar denominated notes can be converted into Canadian denominated common shares of the Company. As such, the conversion feature represents on embedded derivative that is required to be bifurcated and accounted for separately. The Company recorded the embedded derivative liability as a component of other liabilities on the balance sheet.

The embedded conversion liability is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. In addition, as the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are also included in the consolidated statement of operations.

Interest on the 6.25% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each 6.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the "6.25% Convertible Debenture Conversion Price") which is equivalent to 105.2632 common shares for each $1,000 principal amount of the 6.25% Convertible Debenture.

The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price. After

June 30, 2016 and prior to maturity the Company will have the right, at its option to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

On June 21, 2010, the Company issued the 6.75% Convertible Debentures due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). Upon maturity the principal amount of the 6.75% Convertible Debentures will be payable in Canadian dollars. On October 26, 2009, the Company issued the 7.5% Convertible Debentures due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters' over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters' over-allotment option was exercised for total gross proceeds of $6.4 million. Upon maturity the principal amount of the 7.5% Convertible Debentures will be payable in Canadian dollars. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars, and as such, they are not required to be bifurcated into separate debt and equity components.

Interest on the 7.5% Convertible Debentures is payable semi-annually, in arrears, on October 31 and April 30 of each year and interest on the 6.75% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 30 of each year.

Each of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the "7.5% Convertible Debenture Conversion Price") which is equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of the 7.5% Convertible Debenture and a conversion price of Cdn $7.25 per common share (the "6.75% Convertible Debenture Conversion Price") which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the 6.75% Convertible Debenture.

The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012. The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price.

Certain holders of the 7.5% Convertible Debentures exercised their conversion rights during the 2012 fiscal year and the 2011 fiscal year and converted Cdn $3.4 million and $25.7 million, respectively, of convertible debentures into 656,297 common shares and 4,985,420 common shares, respectively.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures and the 6.25% Convertible Debentures are collectively referred to as the "Convertible Debentures". The Convertible Debentures are subordinate to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each Cdn $1,000 principal amount of 7.5% Convertible Debentures and the 6.75% Convertible Debentures and US $1,000 principal amount of the 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company's obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

Promissory Notes Due to Former Owners
Promissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses.

In the event of liquidation of the Company, payments of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

9. Asset Retirement Obligation

ASC 410-20, *Asset Retirement Obligation,* establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value. The obligation relates to the cost associated with shutting down oil and gas wells. The Company recorded accretion expense of $0.1 million for both years ended June 30, 2012 and 2011.

At June 30, 2012, the present value of the Company's asset retirement obligation was $0.5 million. The Company expects the discounted obligation to become payable over the next 50 years. A discount rate of 6.8% was used to calculate the present value of the asset retirement obligation. If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $1.2 million.

10. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At June 30, 2012 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the "Plan"), the Company issued 1,313,455 and 1,068,418 common shares during the fiscal years ended June 30, 2012 and 2011, respectively. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire

additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the fiscal year, Company issued 656,297 common shares having an approximate value of $3.3 million in connection with conversions of the Company's 7.5% Convertible Debentures.

On October 20, 2011, the Company received approval from the TSX to make a normal course issuer bid ("NCIB") in accordance with the requirements of the exchange for a portion of its common shares up to an aggregate purchase price of Cdn $5.0 million as appropriate opportunities arise from time to time in the 12-month period commencing on October 24, 2011 and ending on October 24, 2012. During the fiscal year, the Company purchased and cancelled 96,300 shares having a value of $0.6 million pursuant to the NCIB.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to the 2012 Bought Deal for net proceeds of $71.1 million.

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for net proceeds of $8.5 million.

As of June 30, 2012, the Company has recognized a liability of $10.4 million for dividends declared and payable in July, August and September 2012. As of June 30, 2011, the Company recognized a liability of $3.1 million for dividends declared and payable in July 2011. The Company recognized Cdn $0.65 and Cdn $0.56 in dividends per share in the 2012 fiscal year and the 2011 fiscal year, respectively. The 2012 fiscal year per share amount reflects dividends payable in August and September 2012.

Common shares issued and outstanding are 75,910,320 and 61,786,868 million at June 30, 2012 and 2011, respectively.

11. Earnings per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Year ended June 30, 2012	Year ended June 30, 2011
Weighted-average shares outstanding-basic	66,139,402	57,756,889
Potential dilutive effect of shares to be issued to settle the debentures	17,994,859	15,849,683
Weighted-average shares outstanding-diluted	84,134,261	73,606,572

The computations for basic and diluted loss per common share are as follows:

	Year ended June 30, 2012	Year ended June 30, 2011
Net income -basic	$2,254	$1,519
Add back: Interest expense on debentures (net of tax)	5,411	4,176
Net income used for diluted earnings per share	7,665	5,695
Basic income per share	$ 0.03	$ 0.03
Diluted income per share	$ 0.03	$ 0.03

12. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS's. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be "put" back to the Company, while the holders of Class B Series Three common shares will have an option to "put" up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant. All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations. Shares granted are fully vested on the grant date.

The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2012		
	Shares	**Taxes**	**Total outstanding**
Shares outstanding at June 30, 2011	423,759	(190,449)	233,310
Redemptions	(96,719)	—	(96,719)
Shares outstanding at June 30, 2012	327,040	(190,449)	136,591

Pursuant to the liquidity provision of the EIP plan, 96,719 shares were "put" back to the Company during the year ended June 30, 2012 for which the Company paid $1.0 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2012 represents a liability of $1.4 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

	For the year ended June 30, 2011		
	Shares	**Taxes**	**Total outstanding**
Shares outstanding at June 30, 2010	619,961	(190,449)	429,512
Redemptions	(196,202)	—	(196,202)
Shares outstanding at June 30, 2011	423,759	(190,449)	233,310

Pursuant to the liquidity provision of the EIP plan, 196,202 shares were "put" back to the Company, during the year ended June 30, 2011 for which the Company paid $1.8 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2011, represents a liability of $2.4 million which is recorded in other current liabilities.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2012		
	Shares	**Taxes**	**Total outstanding**
Shares outstanding at June 30, 2011	715,401	(176,867)	538,534
Grants	625,970	(166,850)	459,120
Redemptions	(80,543)	—	(80,543)
Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111

The Company recognized $3.6 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2012, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 80,543 shares were "put" back to the Company during the year ended June 30, 2012 for which the Company paid $0.5 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2012 represents a liability of $6.1 million, of which $2.8 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is record in Class B Series Three common share liability.

	For the year ended June 30, 2011		
	Shares	**Taxes**	**Total outstanding**
Shares outstanding at June 30, 2010	239,000	(79,572)	159,428
Grants	485,814	(97,295)	388,519
Redemptions	(9,413)	—	(9,413)
Shares outstanding at June 30, 2011	715,401	(176,867)	538,534

Pursuant to the liquidity provision of the EIP plan, 9,413 shares were "put" back to the Company, during the year ended June 30, 2011, for which the Company paid $0.1 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2011, represents a liability of $3.5 million of which $1.5 million is recorded in other current liabilities.

13. Financial Instruments

The Company's financial assets and financial liabilities are as follow:

	As at June 30, 2012	As at June 30, 2011
Cash	$ 5,013	$ 3,712
Foreign currency exchange contracts	—	1,616
	$ 5,013	$ 5,328
Accounts receivable	$ 35,481	$ 30,789
Accounts payable	$ 963	$ 1,819
Other accrued liabilities	33,195	20,545
Class B Series Two and Three share liability	7,487	5,900
Long-term debt (including portion due within one year)	215,992	197,424
Conversion right on 6.25% Convertible Debentures	2,080	1,099
Foreign currency exchange contracts	164	—
Other long term liabilities	10,872	9,701
	$270,753	$236,488

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Foreign currency exchange contract are measured at fair value, based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

Fair value

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm's length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company's financial assets and liabilities measured on a recurring basis were categorized as follows:

As at June 30, 2012	Level 1	Level 2	Level 3	Total
Foreign currency exchange contracts	$ —	$ (164)	$ —	$ (164)
Class B Series Two and Three common share liability	—	7,487	—	7,487
Conversion right on 6.25% Convertible Debentures	—	—	2,080	2,080
	$ —	$7,323	$2,080	$9,403

As at June 30, 2011	Level 1	Level 2	Level 3	Total
Foreign currency exchange contracts	$ —	$1,616	$ —	$1,616
Class B Series Two and Three common share liability	—	5,900	—	5,900
Conversion right on 6.25% Convertible Debentures	—	—	1,099	1,099
	$ —	$7,516	$1,099	$8,615

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company's stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to an expense of $1.0 million in the statement of operations for the year ended June 30, 2012.

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company's management has overall responsibility for the establishment of the Company's risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company's interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

At June 30, 2012, the Company had $85.0 million in outstanding senior indebtedness (comprised of $50.0 million in revolving credit facility borrowings and $35.0 million in fixed rate Senior Secured Notes) as well as $130.4 million in fixed rate Convertible Debentures.

A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2012, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.5 million.

The Company had no interest rate swaps in place at or during the fiscal years ended June 30, 2012 and 2011.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts. In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 39% of the anticipated dividends and interest payable in Canadian dollars through June 30, 2013.

STA Holdings has 15 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At June 30, 2012, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2012-June 2013	12	14.5	14.7	1.0139
July 2013-September 2013	3	3.7	3.7	1.0035
	15	18.2	18.4	

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations. The Company recorded a non cash loss for the year ended June 30, 2012, of $1.8 million in connection with the changes in fair value of the Forward Contracts, which is included in the consolidated statement of operations in unrealized loss on Forward Contracts. The value of the Forward Contracts represents a liability of $0.2 million as at June 30, 2012.

The Company recorded a non-cash loss for the year ended June 30, 2012 of $3.0 million on the re-measurement of its 6.25% Convertible Debentures (see Notes 2 and 8) which is included in the consolidated statement of operations.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars. In connection with the Company's Canadian operations, approximately 26.8% of the Company's consolidated revenues and expenses are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.8 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends). Both of these transactions are recorded in foreign currency gain in the consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company's history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2012 and 2011.

14. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2012 and 2011:

	2012		
	Revenues	Property and Equipment (net)	Goodwill
United States	$ 300,862	$ 167,928	$ 99,105
Canada	63,003	51,585	43,585
Total	$ 363,865	$ 219,513	$ 142,690

For the year ended June 30, 2012, the oil and gas segment, which is located in the United States, had revenues of $5.1 million and net oil and gas interests of $7.2 million. There is no goodwill associated with this segment.

	2011		
	Revenues	Property and Equipment (net)	Goodwill
United States	$ 240,381	$ 124,932	$ 80,065
Canada	58,946	39,018	45,685
Total	$ 299,327	$ 163,950	$ 125,750

For the year ended June 30, 2011, the oil and gas segment, which is located in the United States, had revenues of $6.0 million and net oil and gas interests of $7.0 million. There is no goodwill associated with this segment.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Reportable operating segments:

		2012		2011
Revenue				
Transportation	$	363,865	$	299,327
Oil and gas		5,121		5,958
	$	368,986	$	305,285
Operating earnings				
Transportation	$	12,888	$	10,495
Oil and gas		1,326		2,160
		14,214		12,655
Unallocated expenses		14,052		10,634
Provision for taxes		(2,092)		502
Net Income	$	2,254	$	1,519
Capital Expenditures				
Transportation	$	47,416	$	11,826
Oil and gas		1,200		1,639
	$	48,616	$	13,465
Depreciation, depletion and amortization				
Transportation	$	39,587	$	34,088
Oil and gas		999		1,195
	$	40,586	$	35,283
Total Assets				
Transportation	$	513,083	$	420,837
Oil and gas		8,717		9,265
	$	521,800	$	430,102
Total Liabilities				
Transportation	$	312,106	$	271,446
Oil and gas		1,876		2,112
	$	313,982	$	273,558

15. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $9.5 million and $8.4 million for the years ended June 30, 2012 and 2011, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $11.7 million and $8.4 million for the years ended June 30, 2012 and 2011, respectively. The terms of these and other leases expire at various times through 2021.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Operating Leases	Vehicle Leases	Total
Year ending June 30,			
2013	$ 9,606	$10,107	$19,713
2014	6,654	9,134	15,788
2015	5,330	8,118	13,448
2016	4,156	6,131	10,287
2017	2,404	3,171	5,575
2018 and thereafter	3,807	—	3,807
Total minimum payments	$31,957	$36,661	$68,618

16. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.5 million and $0.3 million in expenses related to the plan for the years ended June 30, 2012 and 2011, respectively.

17. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid the transportation equipment dealer $0.9 million and $0.4 million for each of the years ended June 30, 2012 and 2011, respectively.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

18. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers' compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company's insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company's operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $1.0 million and $1.2 million of letters of credit outstanding at June 30, 2012 and 2011, respectively and $0.6 million and $0.3 million of cash deposits, which are included in other assets on the consolidated balance sheet as at June 30, 2012 and 2011, respectively.

Certain of the Company's contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent fiscal year, outstanding performance bonds aggregated $66.6 million. There are no collateral requirements for these surety bonds.

19. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information

At June 30	2012	2011
Prepaid Expenses		
Prepaid Insurance	$ 9,311	$ 4,727
Other	3,349	1,918
	$ 12,660	$ 6,645
Other Current Assets		
Fuel Tax Receivable	$ 2,106	$ 715
Accrued Revenue	941	623
Currency Contracts	—	1,519
Other	1,719	1,715
	$ 4,766	$ 4,572

At June 30	2012	2011
Accrued Expenses and Accounts Payable		
Accrued Accounts Payable	$ 6,748	$ 4,470
Dividends Payable	10,431	3,012
Insurance	5,477	4,894
Wages and benefits	4,857	3,203
Class B Shares	4,256	3,890
Taxes payable	1,770	—
Other	4,001	4,966
	$ 37,540	$ 24,435

20. Subsequent Events

On July 2, 2012, STA Holdings granted 127,541 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2012. In addition, on July 2, 2012, 2,500 Class B Series Three common shares were put back to the Company pursuant to the liquidity provision of the EIP plan.

During July, August and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the upcoming 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

During July and August 2012, an additional $1.9 million of the Company's 7.5% Convertible Debentures were converted into 368,931 shares of common stock.

21. Supplemental Oil and Gas Disclosures

In accordance with ASC 932-235-50, *Extractive Activities- Oil and Gas-Notes to Financial Statements,* the Company is required to provide additional information regarding its Oil and Gas producing activities when those activities are deemed to be significant. According to ASC 932, significance is defined as satisfying one or more of the following criteria: the revenues from oil and gas are 10% or more of total revenues; the operating income (loss) from oil and gas are 10% or more of total income (loss) from operations; the identifiable assets of oil and gas are 10% or more of total assets. In 2011, the Company's Oil and Gas Activities were deemed to be significant as the operating income from the Company's Oil and Gas producing activities were more that 10% of the total operating income. These disclosures are only required for each year in which the Oil and Gas activity is deemed significant.

Results of Operations for Oil and Gas Activities

Year Ended June 30,	**2011**
Revenues	$ 5,958
Production Expenses	(2,603)
DD&A	(1,195)
Income Tax Expense	(864)
Income from operations	$ 1,296

Oil and Gas Reserves

Proved reserves are estimated quantities of oil, gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. The reserve volumes presented are estimates only and should not be construed as being exact quantities. All of the Company's Oil and Gas producing activity is located in the United States.

Proved Oil reserves (MBbls)	
Proved reserves at July 1, 2010	280
Production	(37)
Purchase of reserves	16
Revisions of previous estimates	15
Proved reserves at June 30, 2011	274

Proved Developed Oil Reserves (MBbls)	
At June 30, 2011	167

Proved Gas reserves (MMcf)	
Proved reserves at July 1, 2010	4,064
Production	(543)
Purchase of reserves	61
Revisions of previous estimates	(20)
Proved reserves at June 30, 2011	3,562

Proved Developed Gas Reserves (MMcfs)	
At June 30, 2011	3,562

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows and future production and development costs were determined by applying average 12 month pricing for 2011. The Company used $74.94 per barrel of oil and $4.63 per MMBtu of natural gas to estimate future cash inflows. The pricing for the future cash inflows was not escalated. Estimated future cash inflows are reduced by estimated future development and production costs, which were not escalated. Estimated future income taxes are computed using current statutory rates. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

The standardized measure of discounted future net cash flows is not intended to present the fair market value of our reserves.

Standardized Measure of Discounted Future Net Cash Flows

For the year ended June 30, 2011	
Future cash inflows	$ 37,970
Future production costs	(17,058)
Future development costs	(1,127)
Future income tax expense	(8,374)
Future net cash flows (undiscounted)	11,411
Annual discount of 10%	(4,959)
Standardized measure of future net cash flows	$ 6,452

Principal sources of Change in the Standardized Measure of Discounted Future Cash Flows

	2011
Standardized measure, begin of period	$ 7,359
Net change in prices and production costs	889
Acquisitions and discoveries	1,501
Sale of oil and gas produced	(5,323)
Revision of previous quantity estimates	1,032
Changes in income tax	760
Change in production, timing and other	234
Standardized measure, end of period	$ 6,452

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SCHOOL BUS
13

Newport, RI

CORPORATE DIRECTORY
STUDENT TRANSPORTATION INC.

Corporate Office
Student Transportation Inc.
Student Transportation of Canada
160 Saunders Road, Unit 6
Barrie, Ontario
L4N 9A4 Canada

Executive Office
Student Transportation of America
3349 Highway 138
Building B, Suite D
Wall, New Jersey 07719

Tel: 732-280-4200
or 1-888-942-2250

Senior Management Team
Denis J. Gallagher
Chairman of the Board and Chief Executive Officer

Patrick J. Walker
Executive Vice President and Chief Financial Officer

Patrick Vaughan
Chief Operating Officer

John DiMaiolo
Chief Accounting Officer

Paula Altieri
Corporate Controller

Independent Auditor
Ernst & Young LLP
Metropark, New Jersey

Transfer Agent & Registrar
Computershare Trust Company
100 University Ave., 8th floor
Toronto, Ontario
M5J 2Y1
Tel: 1-800-564-6253

Legal Counsel
Goodmans LLP
Toronto, Ontario

Thompson Coburn LLP
Chicago, Illinois

Stock Exchange Listing and Symbols
NASDAQ Global Select Market
NASDAQ: STB
(Common Shares)

Toronto Stock Exchange
TSX: STB
(Common Shares)

TSX: STB.DB.A
(7.5% Subordinated Notes)

TSX: STB.DB.B
(6.75% Subordinated Notes)

TSX: STB.DB.U
(6.25% Subordinated Notes)

Investor Relations Contacts
Denis J. Gallagher
Chairman of the Board and Chief Executive Officer

Patrick J. Walker
Executive Vice President and Chief Financial Officer

For further investor information or to be added to the mailing list for financial reports, please contact:

Keith Engelbert
Director of Investor Relations
invest@rideSTBus.com
Tel: 843-884-2720 or
1-855-884-2720

Investor Relations Website
www.rideSTBus.com

Annual Meeting
Thursday, November 8, 2012
2:00 p.m. ET
TSX Broadcast & Conference Centre
130 King Street West
Toronto, Ontario

STB LISTED ON TMX

STB NASDAQ LISTED

MIX
Paper from responsible sources
FSC® C101537
FSC www.fsc.org

Committed to providing the highest level of safe, reliable and cost-effective student transportation.

www.rideSTBus.com

